    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 1997



                                                      REGISTRATION NO. 333-17735

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                         NACT TELECOMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              UTAH                            4813                         87-0378662
  (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
      OF INCORPORATION OR
          ORGANIZATION)           CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                               382 EAST 720 SOUTH
                                OREM, UTAH 84058
                                 (801) 225-6248

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               A. LINDSAY WALLACE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               382 EAST 720 SOUTH
                                OREM, UTAH 84058
                                 (801) 225-6248

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT OF SERVICE)
                            ------------------------

                                   COPIES TO:

              STEPHEN IRWIN, ESQ.                           WILLIAM L. HUDSON, ESQ.
           JEFFREY S. SPINDLER, ESQ.                    BROBECK, PHLEGER & HARRISON LLP
     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP                     ONE MARKET PLAZA
                505 PARK AVENUE                                SPEAR STREET TOWER
            NEW YORK, NEW YORK 10022                    SAN FRANCISCO, CALIFORNIA 94105
                 (212) 753-7200                                  (415) 442-0900

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 17, 1997


PROSPECTUS

                                3,000,000 SHARES

                                   NACT LOGO

                         NACT TELECOMMUNICATIONS, INC.

                                  COMMON STOCK

     Of the 3,000,000 shares of Common Stock offered hereby, 2,000,000 are being sold by NACT Telecommunications, Inc. ("NACT" or the "Company") and 1,000,000 are being sold by GST USA, Inc. ("GST USA" or the "Selling Stockholder"), the parent corporation of the Company and a wholly-owned subsidiary of GST Telecommunications, Inc. ("GST"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. Upon completion of this offering, GST USA will own approximately 63% of the outstanding Common Stock of the Company (approximately 60% if the Underwriters' over-allotment option is exercised in full) and will continue to control the Company. See "Principal and Selling Stockholder."


     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "NACT."

                            ------------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                                                         PROCEEDS TO
                                           PRICE TO      UNDERWRITING    PROCEEDS TO       SELLING
                                            PUBLIC       DISCOUNT(1)      COMPANY(2)    STOCKHOLDER(2)
-------------------------------------------------------------------------------------------------------
Per Share..............................        $              $               $               $
-------------------------------------------------------------------------------------------------------
Total(3)...............................        $              $               $               $
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company and the Selling Stockholder
     estimated at $     and $     , respectively.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be
     $          , $          and $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them, and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about                , 1997, at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST                                          MONTGOMERY SECURITIES

               , 1997

                    DIAGRAM OF A CONFIGURATION OF FOUR STXS,


                              TWO MCUS AND AN NTS.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     The Company provides advanced telecommunications switching platforms with integrated applications software and network telemanagement capabilities. As a single source provider, the Company believes that it is the only company in its market that designs, develops and manufactures all hardware and software elements necessary for a fully integrated, turnkey telecommunications switching solution. Because the Company provides a complete, integrated solution, its customers do not require the multiple suppliers of hardware and value added resellers of software that would otherwise be necessary to provide a wide range of services and applications. The Company's customers include long distance carriers, prepaid debit (calling) card and prepaid cellular network operators, international call back/reorigination providers and other specialty telecommunications service providers.

     The Company's products and services include the STX application switching platform (the "STX"), the NTS telemanagement and billing system (the "NTS") and facilities management services. In May 1996, the Company introduced the STX, an integrated digital tandem switching system that currently supports up to 1,024 ports per switch and can be combined with three additional STXs to provide a total capacity of 4,096 ports per system. The STX includes proprietary systems software that enables standard applications such as 1+ and optional advanced applications such as international call back/reorigination, prepaid debit card and prepaid cellular. The Company has targeted the STX, with its enhanced features and scaleable capacity, to an expanded group of customers, including independent telephone companies, CAPs/CLECs, shared tenant service providers, Fortune 1000 corporations and local telephone companies outside the United States. The Company believes that the STX offers value added features and capacity at price points typically lower than those offered by its competitors. The NTS performs call rating, accounting, switch management, invoicing and traffic engineering for multiple switches that may either be NACT switches or a number of other industry switches. In conjunction with the sale of a system, the Company offers a facilities management service whereby the Company will operate and maintain a customer's switch for a fee. In providing this service, the Company enables its customers to direct their attention toward marketing their products rather than focusing on the technical aspects of operating a switch.


     Deregulation of long distance telecommunications as a result of the divestiture of AT&T in 1984 and increased competition fostered by the Telecommunications Act of 1996 have materially altered the dynamics of the telecommunications industry by opening competition in the market to a wide group of telecommunications companies, including a large number of specialty telecommunications service providers that constitute a substantial portion of the Company's targeted market. The Company believes that the STX and NTS are well suited to exploit the opportunities being created in this deregulated market environment.



     Certain technical terms and acronyms used in this Prospectus are defined in the "Glossary of Terms" beginning on page 57.


     Upon completion of this offering, GST USA will own approximately 63% of the outstanding Common Stock of the Company (approximately 60% if the Underwriters' over-allotment option is exercised in full) and will continue to control the Company. GST, the parent of GST USA, is a federally chartered Canadian corporation that provides a broad range of telecommunications products and services. The Common Shares of GST are traded on the American Stock Exchange under the symbol "GST."

     The Company was incorporated in Utah in January 1982. The Company plans to reincorporate in Delaware prior to consummation of the offering. The Company's address is 382 East 720 South, Orem, Utah 84058 and its telephone number is
(801) 225-6248.

                                  THE OFFERING

Common Stock offered by the Company..............  2,000,000 shares
Common Stock offered by the Selling
  Stockholder....................................  1,000,000 shares
Common Stock to be outstanding after the
  offering.......................................  8,113,712 shares(1)
Use of proceeds..................................  For product development, sales and marketing, other working capital and general corporate
                                                   purposes and possible acquisitions of or
                                                   investments in complementary businesses or
                                                   products.
Proposed Nasdaq National Market symbol...........  NACT

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)


                                  FISCAL YEAR       NINE MONTHS                                      THREE MONTHS
                                     ENDED             ENDED            FISCAL YEAR ENDED               ENDED
                                  DECEMBER 31,     SEPTEMBER 30,          SEPTEMBER 30,              DECEMBER 31,
                                ----------------   -------------   ----------------------------    ----------------
                                 1991      1992       1993(2)       1994      1995       1996       1995      1996
                                ------    ------   -------------   ------    -------    -------    ------    ------
STATEMENT OF OPERATIONS DATA:
Revenues....................... $1,666    $1,860      $ 2,422      $5,479    $11,484    $16,285    $2,820    $6,390
Gross profit...................    913     1,047        1,619       3,449      4,878      6,027     1,208     3,011
Income (loss) from
  operations...................    (15)      (75)         585         705         97        124       (15)    1,251
Net income..................... $   67    $  179      $   459      $  493    $    80    $   194    $    4    $  708
Net income per share........... $ 0.03    $ 0.07      $  0.12      $ 0.08    $  0.01    $  0.03    $ 0.00    $ 0.12
Weighted average shares
  outstanding(3)...............  2,728     2,742        3,719       5,998      6,114      6,114     6,114     6,114



                                                                          DECEMBER 31, 1996
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(4)
                                                                      -------     --------------
BALANCE SHEET DATA:
Cash and cash equivalents...........................................  $   552        $ 20,579
Working capital.....................................................    6,382          26,409
Total assets........................................................   17,041          37,068
Total stockholders' equity..........................................   11,416          31,442



OTHER DATA(5):



                                                                                                 THREE MONTHS
                                                     NINE MONTHS        FISCAL YEAR ENDED            ENDED
                                                        ENDED             SEPTEMBER 30,          DECEMBER 31,
                                                    SEPTEMBER 30,     ----------------------     -------------
                                                       1993(2)        1994     1995     1996     1995     1996
                                                    -------------     ----     ----     ----     ----     ----
Amortization of acquired intangibles included in
 cost of sales....................................      $  14         $185     $443     $362     $ 91     $ 91
Amortization of acquired intangibles included in
  operating expenses..............................      $  20         $257     $520     $573     $143     $143
Total amortization of acquired intangibles........      $  34         $442     $963     $935     $234     $234


------------------------------

(1) Based on the number of shares of Common Stock outstanding as of December 31, 1996. Excludes 1,250,000 shares of Common Stock reserved for issuance pursuant to the exercise of stock options, 850,000 of which were outstanding as of January 15, 1997 having an exercise price of $9.35 per share. See "Management--1996 Stock Option Plan."


(2) The Company changed its fiscal year-end to September 30th, effective with the fiscal year ended September 30, 1993. Accordingly, the fiscal year ended September 30, 1993 was a nine-month period.


(3) See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing net income per share.

(4) Adjusted to reflect the sale of 2,000,000 shares offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."



(5) The "Other Data" presentation provides the effect of the amortization of acquired intangibles, which increases the cost of sales and operating expenses, and therefore decreases gross profit and operating income. The impact of the effect of the amortization of the acquired intangibles on the Company's operating income for the fiscal year ending September 30, 1997, 1998 and 1999 is anticipated to decrease the Company's operating income by $935,486, $935,486 and $524,816, respectively. These intangibles arose as a result of the acquisition of the Company by GST USA through a series of purchases of newly issued shares and shares owned by former stockholders of the Company. Such purchases occurred from September 1993 through December 1994. GST USA accounted for the acquisition using the purchase method of accounting. The excess of the purchase price over the fair value of the assets acquired totaled $6,912,322, was assigned by GST USA as product support contracts, software development costs and goodwill, and, in accordance with requirements of the Securities and Exchange Commission (the "Commission"), has been recorded on the books of NACT as intangibles. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 5 of Notes to Financial Statements.

                         ------------------------------

     Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) reflects the reincorporation of the Company in Delaware which will be effected prior to the effectiveness of the Registration Statement of which this Prospectus is a part.

                                  RISK FACTORS

     The shares offered hereby involve a high degree of risk. The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.


     Dependence on Recently Introduced Product and Products Under
Development. In May 1996, the Company introduced the STX. During the quarter ended December 31, 1996, sales of the STX comprised approximately 75% of the Company's product sales. The Company's results of operations are highly dependent on market acceptance of existing and future applications for the STX. Increased market acceptance of the STX is dependent on a number of factors, many of which are not in the Company's control, including the continued deployment of new telecommunications services, the availability and price of competing products and technologies and the success of the Company's expanded sales activities. The Company intends to direct its sales and marketing efforts to a broader customer base than it has previously addressed. No assurance can be given that the Company will be successful in broadening its customer base. A significant portion of the Company's initial sales of the STX were to customers that had previously purchased the Company's earlier generation switch, the LCX. Such customers exercised the limited time opportunity offered by the Company to exchange their LCX for an allowance toward the purchase of an STX. There can be no assurance that the initial level of sales experienced as a result of this offer is reflective of an ongoing level of customer demand.


     The Company plans to incorporate into the STX certain features and enhancements such as SS7, E-1, R-2 signaling and ISDN, which are critical to the Company's strategy to broaden its STX customer base. The Company may experience delays in incorporating such features and enhancements into the STX. Any such delays could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is also currently developing an improved billing system, which is being designed for real-time transaction processing, with graphical user interface and improved call reports. Due to a variety of factors, the Company may experience delays in developing its planned new products. New products may require additional development work, enhancement, testing or further refinement before they can be made commercially available by the Company. There can be no assurance that the Company will be successful in identifying, developing, manufacturing and marketing product enhancements or new products that respond to technological changes or evolving industry standards. In addition, there can be no assurance that the Company will not experience difficulties that could delay or prevent the timely and successful development, introduction and marketing of these products or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. Should the Company be unsuccessful in its efforts, the Company's business, financial condition and results of operations would likely be materially adversely affected. See "-- Compliance with Regulations and Evolving Industry Standards," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Products" and "Business--Research and Development."


     Need to Expand Sales and Technical Support Capabilities. The Company's results of operations are dependent on its ability to expand its sales and technical support capabilities. Historically, the Company has sold its products through a small sales force located primarily in Utah, which the Company recognizes must be substantially increased. The Company recently established a regional sales presence in the States of Washington and Florida and is currently establishing a sales force in New York. While the Company has committed and will continue to commit funds to expand its sales organization, there can be no assurance that the Company will be able to recruit, train, motivate, manage and retain additional qualified sales personnel or that their activities will result in additional revenues to the Company. In an attempt to broaden its customer base, the Company will be marketing its products and services to larger telephony providers whose procurement processes are generally more protracted and will likely require additional sales efforts on the Company's part. In addition, the Company recognizes that as its level of sales increases, it will need to expand its technical support capabilities to service its expanding customer base. Availability of qualified sales and technical support personnel is limited, and competition for experienced sales and technical support personnel in the telecommunications equipment industry is intense. A substantial increase in sales and technical support personnel will also result in increased general and administrative expenses. The failure to timely expand the Company's sales force and technical support staff, hire and retain qualified personnel or effectively address the requirements of new types of customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Management of Growth," "--Dependence on Key Personnel" and "Business--Sales and Marketing."


     Control by Existing Stockholder; Conflicts of Interest; Certain Transactions. Prior to this offering, all of the Company's outstanding shares of Common Stock were held by GST USA, a wholly-owned subsidiary of GST. Upon completion of the offering, GST USA will beneficially own approximately 63% of the outstanding Common Stock of the Company (approximately 60% if the Underwriters' over-allotment option is exercised in full) and will alone control sufficient votes to determine whether actions that require the consent of stockholders, including the election of the Company's directors, will be taken. The ability to elect the Company's Board of Directors will also provide GST USA with effective control over actions taken by the Company. The Company believes that GST USA will not be prohibited from acting in its own self interest in respect of, among other things, the declaration of any dividends, the sale of some or all of the assets of the Company or the prevention of an acquisition of or change in control of the Company. There can be no assurance that conflicts of interest between GST USA and the Company will not arise with respect to such matters or other matters. Currently, there is no formal procedure for resolving or preventing conflicts that may arise between the Company and GST USA and there can be no assurance that GST USA will not act in its own interest on such matters. If such a conflict were to arise, the inability of the Company to operate independently of the influence of GST USA could have a material adverse effect on the Company's business, financial conditions and results of operations. Also, GST USA and the Company have entered into certain agreements, which are not the result of arm's length negotiations between independent parties, providing for indemnification and certain other rights and obligations for each of them after consummation of the offering. See "Certain Transactions." In addition, Thomas E. Sawyer, the Chairman of the Board Emeritus of the Company, serves as a director and executive officer of each of GST and GST USA.
W. Gordon Blankstein, the Chairman of the Board of GST and GST USA, Stephen Irwin, the Vice Chairman of the Board of GST, and Clifford V. Sander, Senior Vice President of GST and GST USA and a director of GST USA, each serve as a director of the Company. See "--Benefits of the Offering to Current Stockholder and Key Personnel" and "Management--Compensation Committee Interlocks and Insider Participation."


     GST has, both with financial institutions and holders of publicly traded debt, substantial amounts of outstanding indebtedness, a portion of which is governed by indentures. The Company is subject to certain financial restrictions by reason of its status as a "Restricted Subsidiary" of GST and GST USA under such indentures. Such restrictions significantly limit or prohibit the ability of GST and its Restricted Subsidiaries, including the Company, to incur additional indebtedness or create liens on their assets. Effectively, the ability of the Company to incur indebtedness is limited by the amount of indebtedness that GST and its Restricted Subsidiaries, including the Company, are permitted to incur pursuant to the indentures. In addition, such restrictions or limitations also limit or prohibit the ability of the Company to raise capital, pay dividends, sell assets, engage in mergers or acquisitions or make investments, particularly in international markets. Such restrictions or limitations also restrict or limit the ability of a third party to acquire a controlling interest in the Company. There can be no assurance that these financial restrictions will not have a material adverse effect on the Company's business, financial conditions and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Potential Fluctuations in Quarterly Operating Results; Timing of
Sales. The Company's quarterly operating results have varied in the past, and may vary significantly in the future, depending on factors such as the timing of new product introductions by the Company and its competitors, delays in new product introductions by the Company, market acceptance of new or enhanced versions of the Company's products, changes in the product or customer mix, changes in the level of operating expenses, competitive pricing pressures, the gain or loss of significant customers, increased research and development and sales and marketing expenses associated with new product introductions, personnel changes and economic conditions in general and in the Company's industry. Any unfavorable change in these or other factors could have a material adverse effect on the Company's operating results for a particular quarter. Due to the relatively fixed nature of most of the Company's costs, any shortfall in revenues in any quarter would have a proportionately greater impact on the Company's results of operations in that quarter, and may result in fluctuations in the price of the Company's Common Stock.

     The Company has experienced large fluctuations in network carrier sales from quarter to quarter due to substantial sales generated by a limited number of network carrier customers. When network carrier customers increase their monthly sales volume substantially, they can then negotiate favorable long distance rates on substantially the same pricing terms as the Company. When network carrier customers place their long distance carrier traffic with someone other than the Company, a significant drop in revenue may occur in quarterly operating results. When new facilities management and network carrier customers participate in the Company's facilities management and network carrier sales program, significant increases in revenue may occur in quarterly operating results. Due to the significant revenues generated from a single customer through network carrier sales, the loss or gain of one or more customers could cause a significant fluctuation in the Company's quarterly revenues. Fluctuations in quarterly gross and net margins are less significant due to the low margins generated from network carrier sales. However, due to the significant revenues generated by an individual customer in network carrier sales, significantly higher credit risks are involved with the Company's customers using network carrier services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

     Due to the high unit price and long lead times associated with revenues derived from equipment orders, the Company's financial results may fluctuate significantly depending upon the time of the actual shipment of such orders. Consequently, operating results in any period should not be considered indicative of the results to be expected for any future period. There can be no assurance that the Company's revenues will increase, that its recent levels of quarterly revenues and net income will be sustained, or that the Company will achieve profitability in any future period. In addition, it is likely that in some future quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Management of Growth. The Company has recently experienced and is expected to continue to experience growth in the number of its employees and the scope of its operations. In particular, the Company intends to increase its engineering, sales, marketing, manufacturing and technical support staffs. These increases will result in increased responsibilities for management and are expected to place a significant strain on the Company's operational, financial and other resources. To manage potential future growth effectively, the Company must expand its operational, financial and management information systems and must hire, train, retain, motivate and manage a growing number of employees. The future success of the Company also will depend on its ability to increase its technical support capability and to attract and retain qualified technical support, sales, marketing and engineering personnel, for whom competition is intense. In particular, the current availability of qualified sales, technical support and engineering personnel is limited, and competition for such personnel is intense. The Company may experience difficulty in filling its needs for qualified sales, technical support, engineering and other personnel who are familiar with the Company's proprietary technology. The Company is currently engaged in efforts to expand its manufacturing capacity. There can be no assurance that the Company will be able to effectively achieve or manage any such growth, and failure to do so could delay delivery of products, product development cycles or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. The Company's results of operations will be adversely affected if revenues do not increase sufficiently to compensate for the planned increase in operating expenses incurred in anticipation of such growth.

See "--Need to Expand Sales and Technical Support Capabilities," "--Dependence on Key Personnel," "Business--Employees" and "Management."


     Dependence on Component Availability and Suppliers. The Company's ability to deliver its products, in part, depends upon the availability of components used in its products. The Company relies upon suppliers to manufacture and deliver components in a timely and satisfactory manner. The Company is currently dependent on Motorola, Inc., which is the sole supplier of certain of its CPUs. There can be no assurance that such supplier will continue to meet the Company's requirements. Certain integrated circuits and billing system database software are presently available only from a single source or limited sources of supply. To date, the Company has been able to obtain adequate supplies of these components in a timely manner. However, the inability of the Company to obtain sufficient components as needed and at a reasonable price would materially adversely affect the Company's business, financial condition and results of operations. The Company generally does not have any long-term contracts with its suppliers and there can be no assurance that these suppliers will continue to be able to meet the Company's requirements. Any significant interruption in the supply of, or degradation in the quality of, any such item could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company's customers frequently require delivery rapidly after placement of the purchase order. Because the Company does not maintain significant component inventories, a delay in shipment by a supplier could lead to lost sales. The Company uses internal forecasts to determine its general materials and components requirements. Lead times for materials and components may vary significantly and depend on factors such as specific supplier performance, contract terms and general market demand for components. If orders vary from forecasts, the Company may experience excess or inadequate inventory of certain materials and components. While the Company has not experienced shortages and allocations of these components to date, any shortages in the future, including those occasioned by increased sales, could result in delays in fulfillment of customer orders. Such delays, shortages and allocations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Competition. The market for telecommunications products is highly competitive and subject to rapid technological change. The Company expects competition to increase in the future from existing competitors in the distributed switching systems market and from other companies that may enter the Company's existing or future markets, including major central office switch vendors. The Company currently competes with a number of lower capacity switch manufacturers such as Communications Product Development, Inc. ("CPDI"), Integrated Telephony Products, Inc. ("ITP") and PCS Telecom, Inc. ("PCS Telecom"). The Company also competes with providers of open architecture (programmable) hardware switching platforms that are enhanced by applications providers and value added resellers. Such competitors include: Excel, Inc. ("Excel"), which has agreements with software applications providers such as Boston Technology, Inc. and Magellan Network Systems, Inc. ("Magellan"); Summa Four, Inc. ("Summa Four"), which collaborates with application developers such as Open Development Corporation ("Open Development"); and Redcom Laboratories, Inc. ("Redcom"). As the Company's business develops and it seeks to market its switches to a broader customer base, the Company's competitors may include larger switch and telecommunications equipment manufacturers such as Lucent Technologies Inc., Harris Corporation ("Harris"), Siemens AG, Alcatel Alsthom Compagnie, Generale D'Electricite, Telefonaktiebolaget, L.M. Ericcson and Northern Telecom Ltd. Many of these current and potential competitors have substantially greater financial, technical and marketing resources than the Company. Increased competition could materially and adversely affect the Company's business, financial condition and results of operations through price reductions and loss of market share. There can be no assurance that the Company will be able to continue to compete successfully with its existing competitors or that it will be able to compete successfully with new competitors. See "--Dependence on Recently Introduced Product and Products Under Development," "--Impact of Technological Change" and "Business--Competition."

     Risks Associated with International Expansion. A component of the Company's strategy is to expand into international markets. To date, the Company has not made any international sales. There can be no assurance that the Company will be able to successfully market, sell and deliver its products in international markets. In addition to this uncertainty, there are certain risks inherent in conducting business internationally, such as unexpected changes in regulatory requirements, export restrictions, tariff and other trade barriers, difficulties in staffing and managing foreign operations, different employment laws and practices in foreign countries, longer payment cycles, problems in collecting accounts receivable, political instability, exposure to currency fluctuations, exchange rates, imposition of currency exchange controls, potentially adverse tax consequences and country-specific product requirements, any of which could adversely affect the success of the Company's international operations. As the Company expands internationally, it will be exposed to gains and losses on international currency transactions. An additional risk inherent in conducting business in international markets is the requirement to achieve and maintain International Standards Organization ("ISO") 9000 quality control standards and other special standards requirements such as E-1 and R-2 signaling. There can be no assurance that one or more of these factors or the failure to achieve and maintain such standards will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that the Company's products will be accepted internationally or that the Company will be able to compete effectively in international markets. In addition, if the revenues generated by international offices opened by the Company are not adequate to offset the expense of establishing and maintaining these foreign operations, the Company's business, financial condition and results of operations would be materially adversely affected. See "-- Dependence on Recently Introduced Product and Products Under Development" and "Business--Sales and Marketing."


     Limited Intellectual Property Protection; Risk of Third Party Claims of Infringement. The Company's success is dependent in part on intellectual property rights, including information technology, some of which is proprietary to the Company. The Company relies on a combination of nondisclosure and other contractual arrangements, technical measures and trade secret and trademark laws to protect its proprietary rights. The Company does not presently hold any patents for its existing products and presently has no patent applications pending. The Company generally enters into confidentiality agreements with its employees and attempts to limit access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use or take appropriate steps to enforce intellectual property rights. In addition, there can be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Further, the laws of many foreign countries do not protect the Company's intellectual property rights to the same extent as the laws of the United States. The failure of the Company to protect its proprietary information could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property and Other Proprietary Rights."

     The telecommunications equipment industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are used by the Company. Litigation may be necessary to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation may also be necessary to enforce and protect trade secrets and other intellectual property rights owned by the Company. Any such litigation could be costly and cause diversion of management's attention, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities (including possible indemnification of its customers), require the Company to secure licenses from third parties or prevent the Company from manufacturing or selling its products, any one of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not conducted a formal patent search relating generally to the technology used in its products. In addition, since patent applications in the United States are not publicly disclosed until the patent issues and foreign patent applications generally are not publicly disclosed for at least a portion of the time that they are pending, applications may have been filed which, if issued as patents, would relate to the Company's products. Software comprises a substantial portion of the technology in the Company's products. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to a degree of uncertainty that may increase the risk and cost to the Company if the Company discovers the existence of third party patents related to its software products or if such patents are asserted against the Company in the future. Patents have been granted recently on fundamental technologies in software, and patents may issue which relate to fundamental technologies incorporated into the Company's products. See "Business--Intellectual Property and Other Proprietary Rights."

     Pending Litigation. An action was commenced against the Company and a customer of the Company alleging that the Company's telephone systems incorporating prepaid debit card features infringe upon a patent issued in 1987. The plaintiff in such action seeks injunctive relief, damages in an unspecified amount, damages of up to three times the damages found for willful infringement of such patent and an order requiring the Company to publish a written apology to the plaintiff. Whether or not determined in favor of the Company, such litigation could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks. There can be no assurance that this litigation will not discourage companies from purchasing the Company's products. In the event of an unfavorable decision in this action, the Company may be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology, obtain licenses from third parties, obtain a royalty agreement with the plaintiff in the action to continue to offer prepaid debit card services, cease to offer the prepaid debit card feature with its products, and/or pay money damages. In addition, the Company may be liable to its customers for indemnification under the Company's sales agreements. Accordingly, an unfavorable decision could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Intellectual Property and Other Proprietary Rights" and "Business--Legal Proceedings."


     Compliance with Regulations and Evolving Industry Standards. The market for the Company's products is characterized by the need to meet a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. In the United States, the Company's products must comply with various regulations defined by the Federal Communications Commission (the "FCC") and standards established by Underwriters Laboratories, Bell Communications Research and the ISO. While some previously installed NACT products are being brought into compliance with industry standards using retrofit kits, the cost of which is being borne by the Company, the Company believes that it is otherwise currently in compliance with all applicable regulations and has all required licenses to conduct its business. However, the failure of the Company's products to comply, or delays in compliance, with the various existing and evolving industry standards could delay introduction of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.


     Impact of Technological Change. While the Company employs proprietary software technology for the majority of its products and services and conducts ongoing research and development, the future success of the Company will depend in part upon its ability to keep pace with advancing technology, evolving industry standards within the telecommunications industry and changing customer requirements in a cost-effective manner. The STX is a closed architecture switch by virtue of its proprietary operating system and applications software. The closed architectural design limits the use of the switch to features available within existing software or customized versions thereof. Other providers offer open architecture switches that enable owners of such switches to add additional applications that may be developed by third parties. There can be no assurance that the Company's products will not be rendered obsolete by other telecommunications products incorporating techno-logical advances designed by competitors that the Company is unable to incorporate into its products in a timely manner.

     The telecommunications equipment market is characterized by rapidly changing technologies and frequent new product introductions. The rapid development of new technologies increases the risk that current or new competitors could develop products that would reduce the competitiveness of the Company's products. The Company's success will depend to a substantial degree upon its ability to respond to changes in technology and customer requirements. This will require the timely selection, development and marketing of new products and enhancements on a cost-effective basis. The development of new, technologically advanced products is a complex and uncertain process, requiring high levels of innovation. The introduction of new and enhanced products also requires that the Company manage transitions from older products in order to minimize disruptions in customer orders, avoid excess inventory of old products and ensure that adequate supplies of new products can be delivered to meet customer orders. There can be no assurance that the Company will be successful in developing, introducing or managing the transition to new or enhanced products or that any such products will be responsive to technological changes or will gain market acceptance. The Company's business, financial condition and results of operations would be materially adversely affected if the Company were to be unsuccessful, or to incur significant delays, in developing and introducing such new products or enhancements. See "--Dependence on Recently Introduced Product and Products under Development" and "Business--Research and Development."


     Dependence on Key Personnel. The Company's future success will depend to a large extent on the continued contributions of its executive officers. Each of the Company's executive officers would be difficult to replace. While four of the Company's key employees will be parties to employment agreements with the Company, the existence of such agreements will not assure the Company of such employees' continued services. In addition the Company does not have "key person" insurance. The loss of the services of one or more of the Company's executive officers, or the inability of the Company to continue to attract qualified personnel, could delay product development cycles or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. Competition for qualified personnel in the telecommunications equipment industry is intense. The Company may not be successful in attracting and retaining the personnel it requires, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management--Employment and Consulting Agreements."


     No Prior Market for the Company's Common Stock; Price Volatility. Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public trading market for the Common Stock will develop or be sustained after the offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholder and the representatives of the Underwriters and may not necessarily reflect the market price of the Common Stock after the offering. The market price of the Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents or proprietary rights, changes in earnings estimates by securities analysts, or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that have often been unrelated to the operating performance of such companies. These Company-specific factors or broad market fluctuations may materially adversely affect the market price of the Common Stock. See "--Potential Fluctuations in Quarterly Operating Results; Timing of Sales" and "Underwriting."

     Antitakeover Effects of Control by GST USA, Certain Charter Provisions and Delaware Law. Upon the closing of this offering, GST USA will continue to own approximately 63% of the outstanding Common Stock of the Company (approximately 60% if the Underwriters' over-allotment option is exercised in full). GST USA, therefore, will continue to be in a position to prevent a takeover of the Company by one or more third parties, which could deprive the Company's stockholders of a control premium that might otherwise be realized by them in connection with the acquisition of the Company. Under the terms of certain indebtedness of GST and GST USA, GST USA may not distribute to its shareholders in excess of 10% of the Company's outstanding Common Stock. The Company's Board of Directors will also have the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present intention to issue shares of preferred stock. In addition, the Company is subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."


     Benefits of the Offering to Current Stockholder and Key Personnel. GST USA, the parent corporation of the Company, and certain key personnel of the Company will benefit from the offering as a result of the creation of a public market for the Company's Common Stock. In addition, GST USA will benefit from the offering as a result of an increase in the market value of its investment in the Company. Further, certain key personnel of the Company will benefit from the offering in an amount equal to difference between the assumed initial public offering price of $11.00 per share and the exercise price of the options held by such personnel of $9.35 per share.


     Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of the offering, the Company will have 8,113,712 shares of Common Stock outstanding. Of these shares, the 3,000,000 shares sold in the offering will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the rules and regulations promulgated thereunder. GST USA will own the remaining 5,113,712 shares of Common Stock, constituting approximately 63% of the outstanding shares of Common Stock (approximately 60% if the Underwriters' over-allotment option is exercised in full). GST and GST USA have agreed not to, directly or indirectly, offer to sell, sell, grant an option for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any securities issued by the Company for a period of 180 days from the effective date of the Registration Statement of which this Prospectus is a part without the prior written consent of Hambrecht & Quist LLC. See "Underwriting." After expiration of such period, such shares may be sold (i) in accordance with Rule 144 promulgated under the Securities Act, (ii) in private offerings or (iii) upon registration under the Securities Act without regard to the volume limitations of Rule 144. See "Shares Eligible for Future Sale."

     Prior to this offering, there has been no public market for the Common Stock and any sale of substantial amounts of shares in the open market (or the announcement of a plan to do so) may adversely affect the market price of the Common Stock offered hereby. As soon as practicable after the effective date of the Registration Statement of which this Prospectus is a part, the Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance under its 1996 Stock Option Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing. See "Management--1996 Stock Option Plan."

     No Specific Use of Proceeds. The Company expects to use a substantial portion of the net proceeds of this offering for product development, sales and marketing, working capital and general corporate purposes. Other uses may include possible acquisitions or investments in complementary businesses, products or otherwise to obtain the right to use complementary technologies that broaden or enhance the Company's current product offerings. The Company has no present understandings or agreements with respect to any acquisitions, investments or other transactions and accordingly, the proceeds will not be completely applied to these uses for some period of time. Consequently, the Company's Board of Directors will maintain substantial discretion as to the allocation of such net proceeds. See "-- Control by Existing Stockholder; Conflicts of Interest; Certain Transactions." Pending use, the Company plans to invest the net proceeds in investment-grade, interest-bearing securities. See "Use of Proceeds."

     Dilution to Purchasers in Offering. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of the Common Stock from the initial public offering price per share. There will be further dilution to the extent outstanding options to purchase the Company's Common Stock are exercised. See "Dilution" and "Management--1996 Stock Option Plan."

     Restrictions on Dividends. The Company has never declared or paid cash dividends on shares of its capital stock. The Company currently intends to retain future earnings in its business and does not intend to pay cash dividends in the foreseeable future. Moreover, the indentures governing certain outstanding indebtedness of GST and GST USA restrict the Company's ability to declare or pay cash dividends and, for the foreseeable future, effectively prohibit such payments or declarations. See "--Control by Existing Stockholder; Conflicts of Interest; Certain Transactions," "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Forward-Looking Statements. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock being offered by the Company hereby at an assumed initial public offering price of $11.00 per share and after deducting underwriting discounts and estimated offering expenses are estimated to be approximately $20,026,667 (approximately $24,630,167 if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholder."



     The Company expects to use approximately $2,900,000 of the net proceeds of the offering for product development, approximately $3,500,000 of the net proceeds for sales and marketing, and the remainder of the net proceeds for working capital and general corporate purposes and possible acquisitions or investments in complementary businesses, products or otherwise to obtain the right to use complementary technologies that broaden or enhance the Company's current product offerings. There are no present understandings or agreements with respect to any acquisitions, investments or other transactions. The principal purposes of this offering are to improve the Company's financial position by obtaining additional working capital, to create a public market for the Common Stock and to facilitate future access by the Company to public equity markets. Pending such uses, the Company will invest the net proceeds of this offering in investment-grade, interest-bearing securities.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its shares of capital stock and does not intend to pay cash dividends in the foreseeable future. Moreover, the indentures governing certain outstanding indebtedness of GST and GST USA restrict the Company's ability to declare or pay cash dividends, and, for the foreseeable future, effectively prohibit such payments or declarations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." See also "Certain Transactions" for a description of a dividend consisting of stock of a subsidiary declared and paid by the Company to its sole stockholder in 1995.

                                 CAPITALIZATION


     The following table sets forth at December 31, 1996, the actual capitalization of the Company and the capitalization of the Company as adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the receipt of the estimated net proceeds therefrom. This table should be read in conjunction with the financial statements and notes thereto and "Selected Financial Data" included elsewhere in this Prospectus.



                                                                            DECEMBER 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                          (in thousands, except
                                                                                share and
                                                                             per share data)
Long-term debt, net of current portion.................................  $    57       $    57
                                                                         ---------   ---------
Stockholders' equity:
  Preferred Stock, no par value per share; none authorized, actual;
     $.01 par value per share, 10,000,000 shares authorized, no shares
     issued and outstanding, as adjusted...............................       --            --
  Common Stock, no par value per share; 10,000,000 shares authorized,
     6,113,712 shares issued and outstanding, actual; $.01 par value,
     25,000,000 shares authorized, 8,113,712 shares issued and
     outstanding,
     as adjusted(1)....................................................    9,743            81
  Additional paid-in capital...........................................       --        29,688
  Retained earnings....................................................    1,673         1,673
  Unrealized depreciation on marketable securities.....................       --            --
                                                                         ---------   ---------
     Total stockholders' equity........................................   11,416        31,442
                                                                         ---------   ---------
          Total capitalization.........................................  $11,473       $31,499
                                                                         =========   =========


------------------------------

(1) Excludes 1,250,000 shares of Common Stock reserved for issuance pursuant to the exercise of stock options, 850,000 of which were outstanding as of January 15, 1997 having an exercise price of $9.35 per share. See "Management--1996 Stock Option Plan."

                                    DILUTION


     At December 31, 1996, the Company's net tangible book value was $6,481,645, or $1.06 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by 6,113,712 shares of Common Stock outstanding at December 31, 1996. Dilution per share represents the difference between the amount per share paid by the purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of December 31, 1996 would have been $26,508,312 or $3.27 per share. This represents an immediate increase in net tangible book value of $2.21 per share to the existing stockholder and an immediate dilution in net tangible book value of $7.73 per share to the purchasers of Common Stock in the offering, as illustrated in the following table:



    Assumed initial public offering price per share.....................            $11.00
      Net tangible book value per share before the offering.............  $1.06
      Increase per share attributable to new investors..................   2.21
                                                                          -----
    Pro forma net tangible book value per share after the offering......              3.27
                                                                                    ------
    Dilution per share to new investors.................................            $ 7.73
                                                                                    ======



     The following table sets forth, on a pro forma basis as of December 31, 1996, the differences between the existing stockholder and purchasers of shares in the offering with respect to the number of shares purchased, the total consideration paid and the average price per share paid:


                                         SHARES                       TOTAL
                                        PURCHASED                 CONSIDERATION            AVERAGE
                                  ---------------------     -------------------------     PRICE PER
                                   NUMBER       PERCENT       AMOUNT          PERCENT       SHARE
                                  ---------     -------     -----------       -------     ---------
    Existing stockholder(1).....  6,113,712       75.4%     $ 8,918,744(2)      28.8%      $  1.46
    New investors(1)............  2,000,000       24.6       22,000,000         71.2         11.00
                                  ----------     -----       ----------        -----
              Total.............  8,113,712      100.0%     $30,918,744        100.0%
                                  ==========     =====       ==========        =====

     To the extent that outstanding stock options are exercised, there will be further dilution to new investors. See "Capitalization" and "Management--1996 Stock Option Plan."
------------------------------
(1) Sales by the Selling Stockholder in the offering will reduce the number of shares held by such stockholder to 5,113,712 shares, or approximately 63% (approximately 60% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock to be outstanding after this offering and will increase the number of shares held by new investors to 3,000,000, or approximately 37% (approximately 40% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock to be outstanding after the offering. See "Principal and Selling Stockholder."

(2) Includes cash and Common Shares of GST issued to former stockholders of the Company at prevailing market prices for such shares.

                            SELECTED FINANCIAL DATA


     The following selected financial data of the Company are qualified by reference to and should be read in conjunction with the financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of operations data for the fiscal years ended September 30, 1995 and 1996 and the balance sheet data as of September 30, 1995 and 1996 are derived from, and are qualified by reference to, the Company's financial statements audited by KPMG Peat Marwick LLP, independent certified public accountants, included elsewhere in this Prospectus. The statement of operations data for the fiscal year ended September 30, 1994 are derived from, and are qualified by reference to, the Company's financial statements audited by Squire & Co., independent certified public accountants, included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1991 and 1992 and the balance sheet data as of December 31, 1991 and 1992 and September 30, 1994 are derived from the Company's audited financial statements not included herein. The Company's statement of operations data for the nine months ended September 30, 1993 and the three months ended December 31, 1995 and 1996 and the balance sheet data as of September 30, 1993 and December 31, 1996 are derived from the Company's unaudited financial statements. The unaudited financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The historical results are not necessarily indicative of the results of operations to be expected in the future.



                                         FISCAL YEAR     NINE MONTHS                                 THREE MONTHS
                                            ENDED           ENDED          FISCAL YEAR ENDED             ENDED
                                        DECEMBER 31,    SEPTEMBER 30,        SEPTEMBER 30,           DECEMBER 31,
                                       ---------------  -------------  --------------------------   ---------------
                                        1991     1992      1993(1)      1994     1995      1996      1995     1996
                                       ------   ------  -------------  ------   -------   -------   ------   ------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales....................... $1,666   $1,860     $ 2,422     $5,479   $ 7,604   $ 9,930   $1,969   $4,780
  Network carrier sales...............     --       --          --         --     2,782     3,783      354    1,610
  Wins sales(2).......................     --       --          --         --     1,098     2,572      496       --
                                       ------   ------      ------     ------    ------    ------   ------   ------
         Total revenues...............  1,666    1,860       2,422      5,479    11,484    16,285    2,819    6,390
Cost of goods sold:
  Products............................    753      813         788      1,845     2,645     3,942      713    1,730
  Network carrier usage...............     --       --          --         --     2,731     3,382      311    1,558
  Wins(2).............................     --       --          --         --       787     2,572      496       --
  Amortization of acquired
    intangibles(3)....................     --       --          15        185       443       362       91       91
                                       ------   ------      ------     ------    ------    ------   ------   ------
         Total cost of goods
           sold(3)....................    753      813         803      2,030     6,606    10,258    1,611    3,379
                                       ------   ------      ------     ------    ------    ------   ------   ------
  Gross profit(3).....................    913    1,047       1,619      3,449     4,878     6,027    1,208    3,011
Operating expenses:
  Research and development............    277      374         275        677     1,183     1,352      295      423
  Selling and marketing...............     72      124         178        457       925       954      207      357
  General and administrative..........    579      624         561      1,353     2,153     3,024      578      836
  Amortization of acquired
    intangibles(3)....................     --       --          20        257       520       573      143      143
                                       ------   ------      ------     ------    ------    ------   ------   ------
         Total operating
           expenses(3)................    928    1,122       1,034      2,744     4,781     5,903    1,223    1,759
                                       ------   ------      ------     ------    ------    ------   ------   ------
Income (loss) from operations(3)......    (15)     (75)        585        705        97       124      (15)   1,252
Other income, net.....................     10       87          31         81       189       148       20       25
                                       ------   ------      ------     ------    ------    ------   ------   ------
Income (loss) before income
  taxes(3)............................     (5)      12         616        786       286       272        5    1,277
Income taxes (benefit)................      0       (5)        157        293       206        78        1      569
Extraordinary income..................     72       --          --         --        --        --       --       --
Cumulative effect on prior year
  accounting change...................     --      162          --         --        --        --       --       --
                                       ------   ------      ------     ------    ------    ------   ------   ------
Net income(3)......................... $   67   $  179     $   459     $  493   $    80   $   194   $    4   $  708
                                       ======   ======      ======     ======    ======    ======   ======   ======
Net income per share(3)............... $ 0.03   $ 0.07     $  0.12     $ 0.08   $  0.01   $  0.03   $ 0.00   $ 0.12
                                       ======   ======      ======     ======    ======    ======   ======   ======
Weighted average shares
  outstanding(4)......................  2,728    2,742       3,719      5,998     6,114     6,114    6,114    6,114
                                       ======   ======      ======     ======    ======    ======   ======   ======

                                              DECEMBER
                                                 31,                  SEPTEMBER 30,              DECEMBER 31,
                                             -----------   -----------------------------------   ------------
                                             1991   1992    1993     1994     1995      1996         1996
                                             ----   ----   ------   ------   -------   -------   ------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash.....................................  $227   $208   $  352   $1,186   $ 1,122   $   694     $    552
  Working capital..........................   174     35    3,131    3,280     4,145     4,245        6,382
  Total assets.............................   623    884    8,474    9,072    13,178    14,685       17,041
  Long-term debt, net of current portion...   270    150      387       --        85        58           57
  Total stockholders' equity...............   (52)   128    6,094    6,969     9,630    10,210       11,416


------------------------------

(1) The Company changed its fiscal year-end to September 30th, effective with the fiscal year ended September 30, 1993. Accordingly, the fiscal year ended September 30, 1993 was a nine-month period.

(2) Fiscal 1995 and 1996 include the accounts of the Company and its wholly-owned subsidiary, Wasatch International Network Services, Inc. ("Wins"), which commenced operations in fiscal 1995 and had total assets, revenues and a net loss of $316,455, $1,097,950 and $2,361, respectively, as of and for the year ended September 30, 1995. Wins was a wholly-owned subsidiary of the Company in 1995. All significant intercompany transactions and balances have been eliminated in consolidation. On October 1, 1995, the Company transferred ownership and operations of Wins to GST USA in the form of a dividend accounted for at historical cost. In fiscal 1996, the Company provided carrier services to GST USA for the Wins operation for which it received $2,571,731. The Company discontinued providing carrier services to Wins on October 1, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Financial Statements.


(3) From September 1993 through December 1994, GST USA acquired a 100% interest in the Company's Common Stock through a series of purchases of newly issued shares and shares owned by former stockholders of the Company. GST USA accounted for the acquisition using the purchase method of accounting. The excess of the purchase price over the fair value of the assets acquired in the amount of $6,912,322 was assigned by GST USA as product support contracts, software development costs and goodwill. In accordance with requirements of the Commission, this intangible amount has been included in the balance sheets of the Company with related amortization recorded in cost of goods sold and other operating expenses for the nine months ended September 30, 1993, the fiscal years ended September 30, 1994, 1995 and 1996 and the three months ended December 31, 1995 and 1996.



     Amortization expense included in Cost of goods sold -- product was $14,460, $184,869, $442,734, $362,428, $90,607 and $90,607 for the nine months ended
September 30, 1993, the fiscal years ended September 30, 1994, 1995 and 1996 and the three months ended December 31, 1995 and 1996, respectively. Amortization expense included as a component of operating expenses was $20,304, $257,176, $519,780, $573,058, $143,000 and $143,265 for the nine months ended September
30, 1993, the fiscal years ended September 30, 1994, 1995 and 1996 and the three months ended December 31, 1995 and 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 5 of Notes to Financial Statements.



(4) See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing net income per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     NACT provides advanced telecommunications switching platforms with integrated applications software and network telemanagement capabilities. During the period from 1987 through 1989, the Company developed and began selling its LCX 120C switch application product and NTS 1000 billing system. During the period from 1990 through 1995, the Company developed enhancements to the LCX, including T-1 capability, enhancement of its prepaid debit card services, automated operator, international call back and call reorigination. During the same period, the Company also developed the Master Control Unit. In May 1996, the Company completed development of and began selling the STX, an integrated digital tandem switching system that includes proprietary systems software that enables standard applications such as 1+ and optional advanced applications such as international call back/reorigination, prepaid debit card and prepaid cellular.

     The Company sells its products in the United States to enhanced telecommunications network service providers through a direct sales force. The Company has had no international product sales to date. The Company intends to expand the marketing of its products generally and to commence sales outside the United States.

     In response to customer demand, in fiscal 1995, the Company began offering facilities management and network carrier services. Facilities management services enable a customer to concentrate on marketing its products while the Company maintains such customer's switch(es) in the Company's facilities for a fee. Such services can include network carrier usage in addition to the management of a switch. The Company provides network carrier usage at competitively priced domestic and international rates. Revenues associated with such facilities management services, including network carrier usage, are presented in the Company's financial statements as network carrier sales. The gross profits associated with such sales are substantially lower than those associated with product sales. In addition, given the small number of customers and the high volume of revenues generated from an individual customer through network carrier sales, the loss or gain of one or more customers could cause a significant fluctuation in the Company's quarterly revenues.

     In 1995, the Company formed Wins, a wholly-owned subsidiary, to provide specialized long distance services (e.g. prepaid debit card, international call back/reorigination) to potential switching system customers who wanted to enter the specialized long distance service market before making a major capital investment in switching equipment. By providing this service, the Company believes it was able to retain customers it might otherwise have lost. In many cases, as customers built up substantial customer bases, they purchased their own NACT switching equipment. The Company's financial statements for the fiscal year ended September 30, 1995 include the accounts of the Company and Wins. On October 1, 1995, the Company transferred ownership and operations of Wins to GST USA in the form of a dividend accounted for at historical cost. From October 1, 1995 through September 30, 1996, the Company provided carrier services to GST USA for the Wins operation. The Company ceased providing carrier services to Wins on October 1, 1996. Therefore, no revenue will be recognized by the Company from this operation after September 30, 1996.


     GST USA acquired a 100% interest in the Company's Common Stock through a series of purchases of newly issued shares and shares owned by former stockholders of the Company from September 1993 through December 1994. GST USA accounted for the acquisition using the purchase method of accounting. The excess of the purchase price over the fair value of the assets acquired was accounted for by GST USA as product support contracts, software development costs and goodwill. In accordance with requirements of the Commission, the Company's financial statements for fiscal 1993 through the first quarter of fiscal 1997 reflect these intangible assets on its balance sheet, with related amortization recorded in cost of goods sold and other operating expense in the respective years. Product support contracts and software development costs are being amortized over a five year straight-line period and goodwill is being amortized over a 20 year straight-line period. For the fiscal years ending September 30, 1997, 1998 and 1999, the impact of the amortization of acquired intangibles on the Company's gross margin is anticipated to decrease the Company's gross profit by $362,428, $362,428 and $163,099, respectively, and to decrease the Company's operating income by $935,486, $935,486, and $524,816, respectively. See "Prospectus Summary--Summary Financial Data" and "Selected Financial Data."

     The Company is subject to certain financial restrictions by reason of its status as a "Restricted Subsidiary" of GST and GST USA under indentures relating to certain outstanding indebtedness of GST and GST USA. Such restrictions significantly limit or prohibit the ability of GST and its Restricted Subsidiaries to incur additional indebtedness or to create liens on their assets. Effectively, the ability of the Company to incur indebtedness is limited by the amount of indebtedness that GST and its Restricted Subsidiaries is permitted to incur pursuant to the terms of the indentures. Upon completion of this offering, GST USA will own approximately 63% of the outstanding Common Stock of the Company (approximately 60% if the Underwriters' over-allotment option is exercised in full) and will continue to control the Company. See "Risk Factors--Control by Existing Stockholder; Conflicts of Interest; Certain Transactions."

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data presented as a percentage of revenues, for the periods indicated:


                                                                                THREE MONTHS
                                                     FISCAL YEAR ENDED         ENDED DECEMBER
                                                       SEPTEMBER 30,                 31,
                                                 -------------------------     ---------------
                                                 1994      1995      1996      1995      1996
                                                 -----     -----     -----     -----     -----
    Revenues:
      Product sales............................  100.0%     66.2%     61.0%     69.8%     74.8%
      Network carrier sales....................    0.0      24.2      23.2      12.6      25.2
      Wins sales...............................    0.0       9.6      15.8      17.6        --
                                                 -----     -----     -----      ----      ----
         Total revenues........................  100.0     100.0     100.0     100.0     100.0
    Cost of goods sold:
      Products.................................   33.7      23.0      24.2      25.3      27.1
      Network carrier usage....................    0.0      23.7      20.8      11.0      24.4
      Wins.....................................    0.0       6.9      15.8      17.6        --
      Amortization of acquired intangibles.....    3.4       3.9       2.2       3.2       1.4
                                                 -----     -----     -----      ----      ----
         Total cost of goods sold..............   37.1      57.5      63.0      57.1      52.9
                                                 -----     -----     -----      ----      ----
    Gross profit...............................   62.9      42.5      37.0      42.9      47.1
    Operating expenses:
      Research and development.................   12.4      10.3       8.3      10.5       6.6
      Selling and marketing....................    8.3       8.1       5.8       7.3       5.6
      General and administrative...............   24.7      18.7      18.6      20.5      13.1
      Amortization of acquired intangibles.....    4.7       4.5       3.5       5.1       2.2
                                                 -----     -----     -----      ----      ----
              Total operating expenses.........   50.1      41.6      36.2      43.4      27.5
    Income (loss) from operations..............   12.8       0.9       0.8      (0.5)     19.6
    Interest and other income, net.............    1.5       1.6       0.9       0.7       0.4
                                                 -----     -----     -----      ----      ----
    Income before income taxes.................   14.3       2.5       1.7       0.2      20.0
    Income taxes...............................    5.3       1.8       0.5       0.0       8.9
                                                 -----     -----     -----      ----      ----
    Net income.................................    9.0%      0.7%      1.2%      0.2%     11.1%
                                                 =====     =====     =====      ====      ====

  Three Months Ended December 31, 1995 and 1996



     Revenues. Revenues increased 127.0% from $2.8 million in the first quarter of fiscal 1996 to $6.4 million in the equivalent 1997 fiscal quarter. Product sales increased 142.8% from $2.0 million in the first quarter of fiscal 1996 to $4.8 million in the equivalent 1997 fiscal quarter primarily due to increasing per unit sales of the STX. Network carrier sales increased 353.8% from $0.4 million in the first quarter of fiscal 1996 to $1.6 million in the equivalent 1997 fiscal quarter primarily due to increased carrier usage volumes from existing network carrier customers. On October 1, 1996, the Company discontinued providing carrier services to Wins.



     Gross Profit.



           Product Sales. Gross profit on product sales increased 142.9% from $1.3 million in the first quarter of fiscal 1996 to $3.0 million in the first quarter of fiscal 1997 primarily due to increasing per unit sales volume of the STX. Gross profit on product sales as a percent of product sales was 63.8% in each of the first quarter of fiscal 1996 and fiscal 1997.



           Network Carrier Sales. Gross profit on network carrier sales increased 19.3% from $43,541 in the first quarter of fiscal 1996 to $51,960 in the first quarter of fiscal 1997 primarily due to an increase in sales volume in carrier usage. Gross profit on network carrier sales as a percentage of network carrier sales decreased from 12.3% in the first quarter of fiscal 1996 to 3.2% in the first quarter of fiscal 1997 primarily due to a change in the Company's underlying carrier during the first quarter of fiscal 1996, which increased usage costs to several international countries in which the Company's network carrier service customers were doing a high volume of traffic.



           Wins. There was no gross profit in the first quarter of fiscal 1996. The Company transferred ownership and operations of Wins to GST USA on October 1, 1995 and provided carrier services at cost to GST USA for the Wins operation in the first quarter of fiscal 1996.



Research and Development. Research and development expenses increased 43.5% from $0.3 million in the first quarter of fiscal 1996 to $0.4 million in the first quarter of fiscal 1997 primarily due to an increase in personnel and other expenditures for planning and implementation of several hardware and software research and development projects designed to enhance the STX applications platform. The Company's capitalized software development costs were $0.2 million and $0.1 million in the first quarter of fiscal 1996 and 1997, respectively. The Company expects that research and development expenses will increase in the future to facilitate the rapid deployment of new products and applications.



Selling and Marketing. Selling and marketing expenses increased 72.5% from $0.2 million in the first quarter of fiscal 1996 to $0.4 million in the first quarter of fiscal 1997 primarily due to the increase in the size of the Company's sales staff, the opening of new domestic sales offices and increased advertising and trade show expenditures made to enhance the Company's marketing program.



General and Administrative. General and administrative expenses increased 44.5% from $0.6 million in the first quarter of fiscal 1996 to $0.8 million in the first quarter of fiscal 1997 due to the expansion of the manufacturing and technical support departments in order to support the Company's increased unit shipments and installations of the STX.


  Fiscal Years Ended September 30, 1994, 1995 and 1996

     Revenues. Revenues increased by 41.8% from $11.5 million in fiscal 1995 to $16.3 million in fiscal 1996. Product sales increased by 30.6% from $7.6 million in fiscal 1995 to $9.9 million in fiscal 1996 primarily due to the introduction of the Company's new STX product line in May 1996. Network carrier sales increased by 36.0% from $2.8 million in fiscal 1995 to $3.8 million in fiscal 1996 due to increased carrier usage volumes from existing network carrier customers. Wins generated $1.1 million in revenues in fiscal 1995. On October 1, 1995, the Company transferred ownership and operations of Wins to GST USA. Revenues generated from Wins network carrier sales in fiscal 1996 were $2.6 million.

     Revenues increased by 109.6% from $5.5 million in fiscal 1994 to $11.5 million in fiscal 1995. Product sales increased by 38.8% from $5.5 million in fiscal 1994 to $7.6 million in fiscal 1995 primarily due to an increase in unit sales to prepaid debit card and international call back/reorigination customers, the expansion of the Company's customer base through increased sales and marketing efforts, an increased market acceptance of the Company's products and the release of new hardware and software enhancements resulting in repeat sales to the Company's existing customer base. The Company began providing network carrier services in fiscal 1995 to switch customers that desired to house their switch in the Company's switch facility for a fee and purchase aggregated network pricing for domestic and international carrier services from the Company.

     Gross Profit.


           Product Sales. Gross profit on product sales increased 20.8% from $5.0 million in fiscal 1995 to $6.0 million in fiscal 1996 due to an increase in product sales resulting from the introduction of the STX in May 1996. Gross profit on product sales as a percent of product sales decreased from 65.2% in fiscal 1995 to 60.3% in fiscal 1996 primarily due to lower margins resulting from the discontinuance of the LCX as the Company transitioned to the STX. Margins on initial STX sales were lower due to special STX upgrade pricing provided to the Company's current customers through June 1, 1996. Gross profit on product sales increased 36.5% from $3.6 million in fiscal 1994 to $5.0 million in fiscal 1995 due to an increase in product sales volumes. Gross profit on product sales as a percent of product sales decreased from 66.2% in fiscal 1994 to 65.2% in fiscal 1995 due to the Company's decision to discount the LCX sales price to maintain sales volumes.


           Network Carrier Sales. Gross profit on network carrier sales increased from $0.1 million in fiscal 1995 to $0.4 million in fiscal 1996 due to increased network carrier sales volume. Gross profit on network carrier sales as a percent of network carrier sales increased from 1.8% in fiscal 1995 to 10.6% in fiscal 1996 due to increased volume discounts received from the underlying carriers as a result of increased network carrier usage. The Company began its network carrier operations in fiscal 1995 and therefore, there was no network carrier gross profit in fiscal 1994.

           Wins. Wins generated $0.3 million of gross profit in fiscal 1995 or 28.3% of Wins sales. The Company transferred ownership and operations of Wins to GST USA on October 1, 1995 and provided carrier services at cost to GST USA for the Wins operations in fiscal 1996.

           Overall. Gross profit increased 23.6% from $4.9 million in fiscal 1995 to $6.0 million in fiscal 1996 due to an increase in both product and network sales volume. Gross profit as a percentage of net revenues decreased from 42.5% in fiscal 1995 to 37.0% in fiscal 1996 primarily due to lower margins resulting from the discontinuance of the LCX as the Company transitioned to the STX and lower margins on initial sales of the STX. Gross profit increased by 41.4% from $3.4 million in fiscal 1994 to $4.9 million in fiscal 1995 due to an increase in product sales volume and commencement of network carrier operations. Gross profit as a percentage of net revenues decreased from 62.9% in fiscal 1994 to 42.5% in fiscal 1995 due to the commencement of network carrier operations, which has substantially lower gross margins than the Company's product lines.

     Research and Development. Research and development expenses increased by 14.3% from $1.2 million in fiscal 1995 to $1.4 million in fiscal 1996 as the Company moved to more rapidly develop an improved billing system and to maintain ongoing research and development of the Company's existing hardware and software product lines.

     Research and development expenses increased by 74.9% from $0.7 million in fiscal 1994 to $1.2 million in fiscal 1995 primarily due to the expansion of the Company's engineering staff and overhead as a result of a decision by the Company to more rapidly develop the STX switch and to maintain ongoing research and development of the Company's existing hardware and software product lines. The Company capitalizes software costs when technological feasibility is obtained. When the product becomes commercially available, the Company amortizes the capitalized costs to cost of sales over a three-year period. The Company's capitalized software development costs were $0.2 million and

$0.4 million in fiscal 1995 and 1996, respectively. See Note 1 to the Company's Financial Statements included elsewhere herein. The Company expects that research and development expenses will increase in the future to facilitate the rapid deployment of new products and applications.

     Selling and Marketing. Selling and marketing expenses increased 3.1% from $0.9 million in fiscal 1995 to $1.0 million in fiscal 1996 primarily due to continued expansion of the Company's sales and marketing staff and notwithstanding a decrease in expenses associated with fees paid to the Chairman of the Board of the Company. Fiscal 1996 selling and marketing expenses were offset by the transfer of certain salary and fringe benefit expenses to general and administrative when the Director of Sales and Marketing was promoted to Executive Vice President and then to President and Chief Executive Officer. The Company anticipates that selling and marketing expenses will increase as a result of the planned expansion of the Company's sales force. See "Business--The NACT Strategy."

     Selling and marketing expenses increased by 102.4% from $0.5 million in fiscal 1994 to $0.9 million in fiscal 1995 primarily due to an expansion of the Company's sales and marketing staff and increased commissions and travel expenses related thereto, and an increase in advertising and trade show expenses as the Company enhanced its marketing program.

     General and Administrative. General and administrative expenses increased by 40.5% from $2.2 million in fiscal 1995 to $3.0 million in fiscal 1996 primarily due to an increase in the provision for bad debt, continued expansion of the manufacturing and technical support departments, the expansion of the finance department and implementation of a Company-wide quality assurance program, which is anticipated to culminate in an ISO 9000 certification. The Company expects that general and administrative expenses will increase in fiscal 1997 as a result of increased levels of staffing.

     General and administrative expenses increased by 59.1% from $1.4 million in fiscal 1994 to $2.2 million in fiscal 1995 when the Company expanded the manufacturing and technical support departments to facilitate higher product sales volumes.

     Income Taxes. The Company recorded provisions for income taxes with effective rates of 37.3%, 71.9% and 28.8% of income before taxes for fiscal 1994, 1995 and 1996, respectively. The increase in the effective tax rate in 1995 is a result of additional amortization of goodwill which is not deductible for income tax purposes and the absence of a research and development tax credit which was available in 1994. The decrease in the 1996 effective tax rate is a result of an adjustment to the intercorporate tax account. Future effective tax rates are expected to be in excess of statutory rates during the amortization period of the acquired goodwill from GST USA, as the goodwill is not deductible for income tax purposes.

QUARTERLY RESULTS OF OPERATIONS


     The following tables set forth certain unaudited quarterly financial information for the nine quarters in the period ended December 31, 1996. Management believes that this information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus and all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with the audited financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. These operating results are not necessarily indicative of results that may be expected for any subsequent periods.



                                                                    QUARTER ENDED
                          --------------------------------------------------------------------------------------------------
                          DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                            1994       1995       1995       1995        1995       1996       1996       1996        1996
                          --------   --------   --------   ---------   --------   --------   --------   ---------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Product sales.........   $1,833     $1,973     $1,870     $ 1,928     $1,969     $1,612     $2,450     $ 3,899     $4,780
  Network carrier
    sales...............      326        634        879         943        354        904      1,139       1,386      1,610
  Wins sales............       --        240        371         487        496        594        778         704         --
                           ------     ------     ------      ------     ------     ------     ------      ------     ------
         Total
           revenues.....    2,159      2,847      3,120       3,358      2,819      3,110      4,367       5,989      6,390
Cost of goods sold:
  Products..............      599        701        769         578        713        775      1,001       1,452      1,730
  Network carrier
    usage...............      279        617        656       1,179        311        514      1,113       1,444      1,558
  Wins..................       --        178        233         376        496        594        778         704         --
  Amortization of
    acquired
    intangibles.........      110        110        110         111         91         90         91          91         91
                           ------     ------     ------      ------     ------     ------     ------      ------     ------
         Total cost of
           goods sold...      988      1,606      1,768       2,244      1,611      1,973      2,983       3,691      3,379
                           ------     ------     ------      ------     ------     ------     ------      ------     ------
  Gross profit..........    1,171      1,241      1,352       1,114      1,208      1,137      1,384       2,298      3,011
Operating expenses:
  Research and
    development.........      251        322        314         296        295        332        328         396        423
  Selling and
    marketing...........      128        307        229         261        207        236        241         270        357
  General and
    administrative......      441        414        541         757        578        699        813         934        836
  Amortization of
    acquired
    intangibles.........      130        130        130         130        143        143        143         144        143
                           ------     ------     ------      ------     ------     ------     ------      ------     ------
         Total operating
           expenses.....      950      1,173      1,214       1,444      1,223      1,410      1,525       1,744      1,759
                           ------     ------     ------      ------     ------     ------     ------      ------     ------
Income (loss) from
  operations............      221         68        138        (330)       (15)      (273)      (141)        554      1,252
Other income, net.......       28         56         62          43         20         16         34          77         25
                           ------     ------     ------      ------     ------     ------     ------      ------     ------
Income (loss) before
  income taxes..........      249        124        200        (287)         5       (257)      (107)        631      1,277
Income taxes
  (benefit).............      179         89        144        (206)         1        (74)       (31)        182        569
                           ------     ------     ------      ------     ------     ------     ------      ------     ------
Net income (loss).......   $   70     $   35     $   56     $   (81)    $    4     $ (183)    $  (76)    $   449     $  708
                           ======     ======     ======      ======     ======     ======     ======      ======     ======
Net income per share....   $ 0.01     $ 0.01     $ 0.01     $ (0.01)    $ 0.00     $(0.03)    $(0.01)    $  0.07     $ 0.12
                           ======     ======     ======      ======     ======     ======     ======      ======     ======
Weighted average shares
  outstanding...........    6,114      6,114      6,114       6,114      6,114      6,114      6,114       6,114      6,114
                           ======     ======     ======      ======     ======     ======     ======      ======     ======

                                                               AS A PERCENTAGE OF SALES
                          --------------------------------------------------------------------------------------------------
                          DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                            1994       1995       1995       1995        1995       1996       1996       1996        1996
                          --------   --------   --------   ---------   --------   --------   --------   ---------   --------
Revenues:
  Product sales.........     84.9%      69.3%      59.9%      57.4%       69.8%      51.8%      56.1%      65.1%       74.8%
  Network carrier
    sales...............     15.1       22.3       28.2       28.1        12.6       29.1       26.1       23.1        25.2
  Wins sales............      0.0        8.4       11.9       14.5        17.6       19.1       17.8       11.8         0.0
                             ----       ----      -----      -----       -----      -----      -----       ----
         Total
           revenues.....    100.0      100.0      100.0      100.0       100.0      100.0      100.0      100.0       100.0
Cost of goods sold:
  Products..............     27.8       24.6       24.7       17.2        25.3       24.9       22.9       24.3        27.1
  Network carrier
    usage...............     12.9       21.7       21.0       35.1        11.0       16.5       25.5       24.1        24.4
  Wins..................      0.0        6.2        7.5       11.2        17.6       19.1       17.8       11.8         0.0
  Amortization of
    acquired
    intangibles.........      5.1        3.9        3.5        3.3         3.2        2.9        2.1        1.5         1.4
                             ----       ----      -----      -----       -----      -----      -----       ----
         Total cost of
           goods sold...     45.8       56.4       56.7       66.8        57.1       63.4       68.3       61.7        52.9
                             ----       ----      -----      -----       -----      -----      -----       ----
  Gross profit..........     54.2       43.6       43.3       33.2        42.9       36.6       31.7       38.3        47.1
Operating expenses:
  Research and
    development.........     11.6       11.3       10.1        8.9        10.5       10.7        7.5        6.6         6.6
  Selling and
    marketing...........      5.9       10.8        7.3        7.8         7.3        7.6        5.5        4.5         5.6
  General and
    administrative......     20.5       14.5       17.3       22.5        20.5       22.5       18.6       15.6        13.1
  Amortization of
    acquired
    intangibles.........      6.0        4.6        4.2        3.9         5.1        4.6        3.3        2.4         2.2
                             ----       ----      -----      -----       -----      -----      -----       ----
         Total operating
           expenses.....     44.0       41.2       38.9       43.1        43.4       45.4       34.9       29.1        27.5
                             ----       ----      -----      -----       -----      -----      -----       ----
Income (loss) from
  operations............     10.2        2.4        4.4       (9.9)       (0.5)      (8.8)      (3.2)       9.2        19.6
Other income, net.......      1.3        2.0        2.0        1.3         0.7        0.5        0.7        1.3         0.4
                             ----       ----      -----      -----       -----      -----      -----       ----
Income (loss) before
  income taxes..........     11.5        4.4        6.4       (8.6)        0.2       (8.3)      (2.5)      10.5        20.0
Income taxes
  (benefit).............      8.3        3.2        4.6       (6.2)        0.1       (2.4)      (0.7)       3.0         8.9
                             ----       ----      -----      -----       -----      -----      -----       ----
Net income (loss).......      3.2%       1.2%       1.8%      (2.4)%       0.1%      (5.9)%     (1.8)%      7.5%       11.1%
                             ====       ====      =====      =====       =====      =====      =====       ====



     Product sales and gross profit decreased in the second quarter of fiscal 1996 as a result of decreased customer demand for, and the attendant lower sales volume and discounting of, the LCX during the transition from the LCX to the STX. The Company's first sale of an STX occurred in May 1996. As a result of favorable sales of STX upgrades to existing customers of the Company, which sales were made on favorable and limited time upgrade pricing terms, revenues and gross profits increased in the third quarter of fiscal 1996. Revenues and gross profits in the fourth quarter of fiscal 1996 and the first quarter of fiscal 1997 increased as a result of higher product sales associated with sales of new and larger capacity STXs to new customers under the Company's standard STX pricing terms. There were no Wins sales during the first quarter of fiscal 1997 due to the discontinuance of network carrier sales to Wins on October 1, 1996. Selling and marketing expenses increased substantially in the first quarter of fiscal 1997 due to the hiring of additional sales personnel, the opening of new domestic sales offices and increased advertising and trade show expenses.



     The Company has experienced large fluctuations in network carrier sales and related usage costs from quarter to quarter due to the substantial sales and related usage costs generated from a limited number of network carrier customers. When network carrier sales customers substantially increase their monthly sales volume, they can then negotiate competitive long distance rates. When network carrier customers place their long distance carrier traffic with someone other than the Company, a substantial drop in revenue and usage costs may occur in the quarterly operating results. When new network carrier customers join the Company's network carrier sales program, substantial increases in revenue may occur in the quarterly operating results. Since gross profit margins on network carrier sales are small, increases in usage costs may negatively impact quarterly network carrier gross profit margins if the increased costs are not passed on to the network carrier customers in a timely manner.


     Network carrier sales decreased between the fourth quarter of fiscal 1995 and the first quarter of fiscal 1996 due to the loss of a significant network carrier customer that was able to obtain carrier usage rates directly from another carrier at competitive rates. This customer is currently one of the largest purchasers of the Company's products. Network carrier sales increased between the first quarter of fiscal 1996 and the second quarter of fiscal 1996 due to increased carrier usage volumes from the Company's other network carrier customers. These other network carrier customers were primarily international call back/reorigination providers. The unusually large network carrier gross profit margin in the third quarter of fiscal 1996 was a result of a credit issued by one of the Company's carriers for usage overcharges billed to and expensed by the Company in a prior period.


     Operating results have in the past and may in the future fluctuate due to factors such as the timing of new product introductions by the Company and its competitors, delays in new product introductions by the Company, market acceptance of new or enhanced versions of the Company's products, changes in the product or customer mix, changes in the level of operating expenses, competitive pricing pressures, the gain or loss of significant customers, increased research and development and sales and marketing expenses associated with new product introductions and economic conditions in general and in the Company's industry. Due to the high unit price and long lead times associated with revenues derived from equipment orders, the Company's financial results may fluctuate significantly depending upon the time of the actual shipment of such orders. All of the above factors are difficult for the Company to forecast, and these or other factors can materially adversely affect the Company's business, financial condition and results of operations for one quarter or a series of quarters. The Company's expense levels are based in part on its expectations regarding future sales and are fixed in the short term to a large extent. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in sales. Any significant decline in demand relative to the Company's expectations or any material delay of customer orders could have a material adverse effect on the Company's business, financial condition and results of operations.

     Fluctuations in operating results may cause volatility in the price of the Company's Common Stock. See "Risk Factors--No Prior Market for the Company's Common Stock; Price Volatility."

LIQUIDITY AND CAPITAL RESOURCES

     The primary source of financing for the Company has been cash flow from operations and proceeds of $2.6 million from the sale of securities in fiscal 1993 and 1994. These proceeds were used for research and development and sales and marketing operations, the acquisition of capital equipment and to finance inventory and accounts receivable growth.


     Net cash used by operating activities in fiscal 1994 and 1996 totalled $0.3 million and $0.1 million, respectively. Net cash provided by operating activities in fiscal 1995 was $0.4 million. The increase in net cash used by operating activities from 1995 to 1996 was due primarily to the STX upgrade program that allowed current customers to trade-in their LCX switching systems for credit against a new STX switch during a limited period through June 1, 1996 and as a result of increased internal financing of customer switch and billing systems.



     The Company made capital expenditures of $0.2 million, $0.3 million, and $0.3 million in fiscal 1994, 1995 and 1996, respectively, primarily for the purchase of computers and testing equipment. The Company has made commitments for capital expenditures in fiscal 1997 of approximately $5.0 million for the purchase and furnishing of its new corporate offices and manufacturing building, and $0.3 million for the purchase of the source code for the development of SS7 capability in the STX. Excluding the cost to purchase and furnish the Company's new office and manufacturing building, the Company expects that its capital expenditures in fiscal 1997 will increase above recent historical levels. See "Business--Facilities" and "Certain Transactions."



     As of December 31, 1996, the Company's principal source of liquidity was cash of $0.6 million. In addition, the Company has a lease credit line facility of $0.5 million. The Company believes that cash generated from proceeds of this offering, available funds, anticipated cash flows from operations and its line of credit will satisfy the Company's working capital and capital expenditure requirements for at least the next twelve months. However, there can be no assurance that the Company will not be required to seek additional capital sooner or, if so required, that adequate capital will be available on terms acceptable to the Company, or at all.


     A significant portion of the Company's initial sales of the STX were sold to existing customers that had previously purchased the Company's earlier generation LCX switch. Such customers were able to purchase the STX by exchanging their LCX for an allowance toward the purchase of an STX. The Company recorded the returned LCXs on its accounting records as inventory at an average cost of $42,000. The cost to refurbish a returned LCX is between $1,000 and $2,000. At December 31, 1996, the value of the returned LCXs held as inventory by the Company was $1,440,000, which represents 34 LCX units. During the first quarter of fiscal 1997, five LCX units were sold at price ranges from $60,000 to $80,000 per unit. Approximately ten of the LCX units will be used to provide parts for maintaining the existing LCX units still in service. The Company believes that all LCX units currently held for resale will be sold at prices in excess of their recorded inventory cost. However, if the LCX units cannot be sold, the resulting loss could negatively impact the liquidity of the Company.



     The Company has sold carrier services to Overseas Telecom ("Overseas") since 1994. Overseas is located in Brazil and provides international call back/reorigination services to companies and individuals primarily in Brazil and Czechoslovakia. During the fiscal year ended September 30, 1996, Overseas became delinquent on certain of its payments. Subsequent to year-end, the Company and Overseas entered into a note receivable agreement which provides for repayment of the non-current outstanding balance of $930,000, bearing interest at 12.0%. The Company has secured this note with the accounts receivable, customer lists and certain assets of Overseas. The terms of this agreement provide for payments in the amount of 6.0% of Overseas' monthly gross revenue plus 25.0% of its monthly net income, with a minimum payment in the amount of $2,500. The Company has established an allowance of $310,000 to provide for possible future losses related to this note based on currently available information. The Company believes that, based on Overseas' recent cash flows, Overseas will be able to meet its notes and accounts receivable obligations to the Company considering the allowance for doubtful accounts. If Overseas is unable to meet its payment obligations and/or the note becomes uncollectible, the resulting loss could negatively impact the Company's liquidity.


FORWARD LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors." In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                    BUSINESS

     The Company provides advanced telecommunications switching platforms with integrated applications software and network telemanagement capabilities. As a single source provider, the Company believes that it is the only company in its market that designs, develops and manufactures all hardware and software elements necessary for a fully integrated, turnkey telecommunications switching solution. Because the Company provides a complete, integrated solution, its customers do not require the multiple suppliers of hardware and value added resellers of software that would otherwise be necessary to provide a wide range of services and applications. The Company's customers include long distance carriers, prepaid debit card and prepaid cellular network operators, international call back/reorigination providers and other specialty telecommunications service providers.

     The Company's products and services include the STX application switching platform, the NTS telemanagement and billing system and facilities management services. In May 1996, the Company introduced the STX, an integrated digital tandem switching system that currently supports up to 1,024 ports per switch and can be combined with three additional STXs to provide a total capacity of 4,096 ports per system. The STX includes proprietary systems software that enables standard applications such as 1+ and optional advanced applications such as international call back/reorigination, prepaid debit card and prepaid cellular. The Company has targeted the STX, with its enhanced features and scaleable capacity, to an expanded group of customers, including independent telephone companies, CAPs/CLECs, shared tenant service providers, Fortune 1000 corporations and local telephone companies outside the United States. The Company believes that the STX offers value added features and capacity at price points typically lower than those offered by its competitors. The NTS performs call rating, accounting, switch management, invoicing and traffic engineering for multiple switches that may either be NACT switches or a number of other industry switches. In conjunction with the sale of a system, the Company offers a facilities management service whereby the Company will operate and maintain a customer's switch for a fee. In providing this service, the Company enables its customers to direct their attention toward marketing their products rather than focusing on the technical aspects of operating a switch.

INDUSTRY BACKGROUND

     Deregulation of long distance phone service in 1984 opened competition in the telecommunications market to companies such as MCI Communications, Inc. ("MCI"), Sprint Corporation ("Sprint"), WorldCom Inc. ("WorldCom"), and many smaller specialty services providers. Today, there are over 450 long distance companies in the United States according to the FCC. In addition to basic long distance calling (1+), many of these companies are providing high value added, specialty long distance products such as international call back/reorigination, prepaid debit card and prepaid cellular to differentiate their services from each other and to generate higher margin revenue than basic long distance phone services can provide.

     International call back/reorigination. International call back/reorigination companies provide least cost long distance calling services from one foreign country to another through the use of a switch located in the United States that takes advantage of the lower rate per call charged in the United States. According to M.J. Scheele and Associates ("M.J. Scheele"), the international call back/ reorigination market increased from $300.0 million in 1994 to $485.0 million in 1995, with estimated growth in 1996 to over $750.0 million and over $1.1 billion by 1997. M.J. Scheele also estimates that growth in the number of call back/reorigination providers will continue as well from 103 by the end of 1995 to 144 by the end of 1996 and 188 by the end of 1997. The Company believes that as deregulation takes place in specific countries, international call back/reorigination providers will be positioned for additional opportunities to provide direct dial international calling by virtue of their established customer base.

     Prepaid debit cards/Prepaid cellular. Prepaid debit cards allow users to make long distance calls from any touch tone phone based on a given number of minutes that have been credited to the card. Prepaid debit card applications include promotional campaigns, fund raising for charitable organizations and budgeted out-of-town calling for travelling employees. In addition, prepaid debit cards allow long distance companies to generate revenues from a base of customers who would otherwise not have the opportunity to take advantage of long distance services due to credit and other considerations. The United States prepaid debit card market is expected to grow from $12.0 million in 1992 to approximately $1.1 billion in 1996 to over $2.0 billion in 2000, according to MultiMedia Publishing Company ("MultiMedia"). An emerging application in the prepaid market is prepaid cellular, a service whereby cellular phone users can limit their monthly dollar usage automatically in the same manner that a prepaid debit card limits the time a user can call. The Company believes that the potential prepaid cellular market is not currently being effectively addressed in the United States. The potential market, which, according to MultiMedia, is approximately $1.5 billion and is expected to exceed $3.0 billion by 2000, consists of a large number of potential users who either are denied traditional cellular service due to lack of credit or need to limit the usage of cellular service. Prepaid cellular offers a way to capture revenue from these potential subscribers.

     1+. 1+ is a dialing method that enables equal access to telephone networks by all service providers offering direct dial long distance, whether inside or outside of a caller's own area code. This protocol also enables the introduction of telephone exchanges with the same three digits as area codes. The 1+ market is comprised of both large global companies including MCI, Sprint, AT&T and WorldCom and smaller, entrepreneurial long distance providers that are either facilities based or switchless. Historically, these smaller specialty services providers have competed exclusively based on price. However, the Company believes that these companies are competing increasingly based on their ability to provide enhanced services as well as on price. According to Frost & Sullivan, revenues in the United States 1+ market were over $60.0 billion in 1995 and are predicted to exceed $70.0 billion by 1998. The share of total long distance revenues related to international services rose from 16.0% in 1994 to 17.0% in 1995 and is likely to exceed 20.0% by 1999. Additionally, Frost & Sullivan estimates that the international market is growing over two times as fast as the domestic market.

     As long distance service providers have increasingly offered enhanced services to their customers, demand for these services has also increased in the local exchange market. Competitors such as CAPS/CLECs, cellular and PCS service providers, specialized mobile radio companies and, more recently, cable television providers have begun rapidly deploying enhanced services and providing cost effective interfaces to long distance carriers. In addition, the Telecommunications Act of 1996 allows CLECs to compete with the incumbent LEC (generally, the RBOC or GTE) for basic local telephone service. NationsBanc Capital Markets, Inc., in 1996, has estimated that the business and institutional market for telecommunications services totals approximately $72.0 billion, all of which is addressable by CLECs. Additionally, demand for enhanced services is expected to increase internationally as new service opportunities result from the combination of privatization of previously government-owned telecommunications systems, competition created in these international markets and the creation of services in developing countries with typically low densities of telephones.

     The Company believes that companies competing in this new environment require switching platform systems that are flexible to meet the diverse requirements of an expanding array of applications. These systems must be compatible with the variety of transmission technologies utilized by telephone companies and must be capable of processing multiple concurrent services. In order to provide enhanced services to end users, a provider must purchase (i) one or more applications switch platforms, (ii) software applications to run the switches and provide system functionality and (iii) a billing system. Historically, an entrepreneur interested in entering the international call back/ reorigination, prepaid debit card and prepaid cellular markets had to purchase each of these components from a separate vendor. Customers who purchase components from different sources must, either on their own or through the services of a consultant, configure the disparate components and provide for the system's maintenance and upgrading. This requires a significant expenditure of time and money, limits interoperability and technology upgrading, and diverts company resources. The Company believes that in today's market environment its customers require solutions that allow quick, easy entry into the market, flexibility to add new services and additional capacity, high reliability and low cost.

THE NACT SOLUTION

     The Company provides its customers with a complete, integrated package consisting of both the application platform hardware and the operations application software necessary to provide a full array of intelligent network services. The Company offers a switching solution that includes essentially all of the key elements necessary to enable a customer to offer enhanced services such as the installation of the switch, the training of the customer for the use of the switch, available applications, a billing system and ongoing customer support. The Company believes that it is the only provider of a system that integrates all of these components into one comprehensive package that includes a broad range of applications, competitive pricing, interoperability and scaleable port capacity. The Company sells its products to long distance carriers, international call back/reorigination providers, prepaid debit card and prepaid cellular network operators and other specialty telecommunications service providers.


     The Company offers a turnkey system, integrated with customer support, that can be quickly implemented and upgraded to meet evolving market requirements. The Company makes available to its customers a full array of technical and commercial support on a 24-hour-a-day, seven-day-a-week basis. The Company also offers to manage and operate a customer's application platform and provide competitively priced network services. Further, the Company continually develops enhancements to its software applications in an effort to enable its customers to utilize the latest technologies and most efficient systems available. The Company strives to address its customers' specific needs and regularly enhances its products to meet such needs. The Company believes its products enable its customers to enter the marketplace and expand their businesses with increased switching capacity and software applications as the need arises.


THE NACT STRATEGY

     The Company's objective is to be a leading manufacturer and supplier of turnkey solutions to providers of enhanced telecommunications services on a worldwide basis. Key elements of the Company's strategy are to:

     - Provide a Complete Integrated Switch Solution. The Company's product strategy is to offer a switching platform consisting of both the hardware and software necessary to provide intelligent network services, thus offering a single source solution to its customers. The Company provides its customers with a switching solution that includes essentially all of the key elements a customer needs to offer enhanced telephone services. The Company's package also includes installation and training with respect to the use of the switch and the applications. The Company additionally offers its facilities management services to operate and maintain a customer's switch if a customer does not have the time or necessary technical capability to do so on its own.

     - Focus on Growth-Oriented Telecommunications Providers. The Company focuses on emerging providers of enhanced long distance and local telecommunications services that are entering existing service markets recently opened to competition. The Company expects to capitalize on the opportunities created by the deregulation of the telecommunications industry worldwide and the resulting increased demand for advanced, integrated telecommunications switching equipment by offering enhanced services and network management and billing systems. The Company believes that as the telecommunications industry continues to evolve, individual providers will offer more diverse services and, as a result, will require intelligent switches with application software and flexible billing systems.


     - Build Direct Sales Organization. The Company believes that a direct sales organization that understands and can solve complex switching and network management and billing system requirements will enable the Company to increase product sales to specialty telecommunications network service providers. To date, the Company has sold its products through a small, in-house direct sales and technical support force located primarily in Utah. The Company has recently established a sales presence in the States of Washington and Florida, is currently establishing a sales force in New York and intends to further expand its sales organization both domestically and internationally.


     - Target Customers with Large Capacity Requirements. Historically, the Company has focused its sales and marketing efforts on small, entrepreneurial telecommunications service providers for which 480 port integrated switching systems were adequate to serve their customer base. With the introduction of the STX and its enhanced, interoperable feature set and capacity to provide 4,096 ports, the Company is capable of addressing the port requirements of larger customers. This customer base consists of larger IXCs and LECs, rural independent telephone companies, CLECs, organizations with large volumes of telecommunications traffic (especially multi-national corporations) and manufacturers of large port capacity switches that do not have integrated capabilities to provide enhanced telephony services.

     - Expand into International Markets. The Company believes that the international markets for competitive services present significant opportunities for its products. To facilitate the implementation of its international strategy, the Company is developing and adapting its existing products to meet international standards such as E-1 and R-2 signaling. The Company intends to build its international presence by forming relationships with distributors, service providers and large telecommunications equipment manufacturers and by creating an international sales force.

     - Maintain a High Level of Customer Satisfaction. The Company's customers operate in an environment in which reliability and availability of technical support are increasingly critical factors. The Company's manufacturing and technical support operations are intended to achieve high reliability of its products and services. The Company's technical support staff provides business consulting as well as trouble-shooting services to its customers. The Company believes that its research and development efforts contribute materially to ongoing customer satisfaction by providing product features requested by customers. The Company makes a significant number of sales as a result of repeat sales and referrals from its existing customers. The Company also believes that significant investments in research and development will be important in maintaining and building its customer base.

PRODUCTS

     The Company's product line consists of the STX solution, the NTS billing system and the LCX switching platform.

The STX Solution

     The Company's STX solution consists of an integrated application switching platform and a suite of applications software. The Company sells an optional companion Master Control Unit ("MCU") to integrate and service multiple STXs and to add redundancy to the network. The Company has targeted the STX to an expanded group of customers, including larger enhanced long distance providers, independent telephone companies, CAPs/CLECs, shared tenant service providers, Fortune 1000 corporations and local telephone companies in other countries. The Company believes that its STX switching platform meets or exceeds the scaleability, performance, interoperability and reliability standards of this expanded customer base.

     The Company believes that the STX offers valued added features and capacity at price points typically below those offered by its competitors. A 1,024 port STX configuration with two applications in addition to 1+, 10 languages and a complete NTS billing system with RAID level five is priced at approximately $330,000. A similarly configured 4,096 port STX system, which includes four STXs and an integrated MCU, is priced at approximately $859,000.

  The STX Switching Platform

     The STX application switching platform was designed as a hardware platform for the enhanced service features that are delivered by the Company's own suite of applications software. The STX platform consists of a digital tandem switch that currently supports up to 1,024 ports per switch. It is a single chassis design with dual disk drives or RAID mass storage, digital audiotape (DAT) or digital linear tape (DLT) back-up, console and dual modems. The simplicity of its design makes it a reliable hardware platform to which enhanced telecommunications service features can easily be added by software. The STX platform has also been designed so that users can easily replace boards by hotswapping them, a process that does not require the user to shut down or temporarily disable the switching system.

     The STX applications platform has a cost-effective design incorporating only three types of boards, CPU, T-1 and DSP, and a chassis with a backplane that supports 2,048 time slots. The current CPU board is powered by a 33 MHz Motorola 68040 processor and contains 64 or 128 megabytes of RAM, a SCSI-2 peripheral interface, two ARCnet LAN controllers (backplane and external for communication with the MCU and other STX switches), eight RS-232 serial ports and alarm LEDs and external relays. The T-1 board is powered by a Motorola processor and has two megabytes of RAM, an ARCnet LAN controller, and eight T-1 interface controllers that handle 192 ports. The DSP board uses a Motorola processor with eight megabytes of RAM, an ARCnet controller, three DSP processors (96 or 120 channels of tone decoding or encoding) and a 64-channel audio device for the playback of integrated audio messages or the temporary recording of audio. Each DSP board may cache up to seven megabytes of frequently-used audio phrases, regardless of language. All boards have been designed with low-cost components.

     The STX hardware platform can operate on a standalone basis with a port capacity of 1,024. The Company's optional MCU can link up to four STXs which can be served by a common database for a total system capacity of 4,096 ports. The STX is also designed to work seamlessly with the Company's NTS 1000 billing system.

  Applications Software

     The Company's suite of STX applications software consists of over one million lines of code. This software supports major application features that are fully integrated and interoperable. The major applications features include equal access calling (1+), automated operator (0+), live operator service provider support (0-), real-time validation of credit card and billing numbers, prepaid debit cards, prepaid cellular, international call back/reorigination, phone centers, real-time rating, fraud minimization, external computer application programming interfaces, call re-origination, and integrated audio with more than twenty languages. Interoperability enables several applications packages to be used in conjunction with each other. For example, a prepaid, international call back call can be assisted by a live operator and rated as a prepaid, operator-assisted, international call back call. Almost all features are implemented in software, allowing unlimited capability for enhancement and customization.

     Master Control Unit

     The Master Control Unit allows interconnectivity between multiple NACT applications platforms and permits database information to become centralized by connecting collocated NACT systems. Interconnectivity permits expanded carrier call routing. With more ports available due to the MCU, the likelihood of a caller receiving a "system busy" signal is greatly reduced. Downtime of a single switch has minimal caller impact when proper carrier management is used.

     The Company's turnkey STX solution provides:

     Scaleability. The STX architecture allows configurations from 24 to 1,024 ports in a single chassis. The MCU allows up to four STX platforms to use a single, common database and to appear as a single applications system of up to 4,096 ports with common control of required features such as concurrency checking and fraud minimization. With the current Motorola 68040 CPU board, the STX accommodates 1,024 ports and the MCU accommodates four 1,024 port STX platforms. With a new CPU board under development by the Company, incorporating a Motorola 68060 microprocessor, the STX and MCU systems will achieve the full capacity of their architectures of 2,048 and 8,192 ports, respectively.

     Performance. The STX applications platform with the Motorola 68040 CPU board can process seven to eight million call minutes per month in a 1,024 port nonblocked configuration. The Motorola 68060 processor will increase capacity to 15 million call minutes in a 2,048 port nonblocked configuration. By linking four STXs with the MCU, capacity will be increased to up to 60 million call minutes per month using the Motorola 68060 CPU board. See "-- Research and Development."

     Interoperability. The STX applications platform has been developed to allow multiple application packages to run simultaneously and in a seamless fashion. An example would be a client wishing to use international call back/reorigination, with the assistance of an operator to place the call, and the cost of the call being debited from the client's prepaid calling account. Virtually all features are implemented in the software allowing unlimited capability for enhancement and customization.

     Reliability. The STX applications platform is designed using digital components and is capable of running on single or redundant power supplies. When multiple STX platforms are placed under the control of an MCU, the failure of a single STX platform is handled through carrier routing of calls into the remaining STX systems. With the introduction of the redundant MCU feature, currently under development, the failure of a single STX will not compromise the flow of calls through the system.

NTS Billing System

     The NTS 1000 is a call rating, accounting, switch management, invoicing and traffic engineering system designed to process the day-to-day operations of a small-to-medium sized long distance company. The NTS 1000 can collect calls from most major switching platforms including the STX and LCX application platforms and can rate all types of call traffic and, using a sophisticated rating engine, provides the owner with a highly flexible and completely customized rating capability. The accounting system handles all of the required information for managing a long distance customer base including configuration of authorization codes, ANIs, accounts receivable, and management of delinquent accounts. A major feature of the NTS 1000 is its switch management capability. When coupled with the STX and LCX application platforms, information that has been entered into the NTS 1000 can be electronically transferred into these systems, thereby minimizing data entry needs. This integrated communication between the NTS 1000 and the LCX and STX also allows for automatic disabling of authorization codes or ANIs when credit limits are exceeded. The NTS 1000 also has complete international call back/reorigination and prepaid debit card management support, as well as a complete invoicing package that supports multiple invoice styles and options for summary reports. It has a sophisticated traffic engineering reporting package that provides the ability to generate over 20 types of reports with a user specified beginning and ending time range. A basic NTS 1000 system, when sold individually, is priced at approximately $27,000.

     The NTS 1000 system uses high performance Pentium or Pentium Pro servers using RAID and error correcting code (ECC) memory with the option of adding additional processors. It uses SCO's latest Unix offering, 5.0, which supports multiple processors and has full LAN support and enhanced Unix graphical user interface (GUI) system administration tools. The NTS 1000 uses Unify's relational database management system (RDBMS) for storage of information and for screen entry and reports. Access to the application can be either through a LAN using a terminal emulation package on PCs or using terminals connected directly through RS-232 ports.

LCX Switching Platform

     Prior to introducing the STX, the Company's principal product was the LCX applications platform, which has a maximum capacity of 480 ports in a single cabinet configuration. While the Company continues to sell refurbished LCXs and support users of LCXs, the Company does not plan to manufacture additional LCXs or develop ongoing enhancements for the LCX. The versatility of the LCX, which was designed to operate in an unattended environment, enables it to provide, in an integrated fashion, the following applications: long distance, pay phone or courtesy phone network management, international call back/reorigination and prepaid debit card. During the introduction of the STX, the Company offered an option to customers of the LCX to return their LCX system in exchange for a discount on their purchase of an STX system. The Company refurbishes and resells the returned LCX systems, which are attractive to customers with lower capacity and feature requirements. The reliability of the LCX enables the system to be easily refurbished by general cleaning and functional testing procedures. The system is then upgraded to the latest LCX configuration, including both hardware and software, and made ready for shipment to customers. Refurbished LCXs are currently being sold with any two applications and five languages. A 360 port LCX with a NTS billing system is priced at approximately $80,000 and is targeted to smaller customers who are considering buying a PC-based switch without an integrated billing system for essentially the same price.

SERVICES

     The Company offers facilities management services to its customers who do not have or plan to hire technical operators. This service allows the customer to concentrate on marketing its products while the Company operates and maintains its switch for a fee. The Company began offering facilities management services to facilitate sales of its switches. The Company also provides competitively priced domestic and international network services to its customers, thereby facilitating their smooth entry into the communications business. Through the aggregation of customer traffic, the Company has negotiated favorable carrier rates from the major interexchange carriers. Currently, the switch room that houses a customer's equipment is located at the Company's headquarters in Orem, Utah. However, in conjunction with the expansion of the Company's sales organization domestically and internationally, the Company is exploring the possibility of providing facilities management services to its customers in locations where it opens sales offices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CUSTOMERS

     The Company's applications platforms and billing systems have been accepted in a variety of segments of the telecommunications industry and serve a broad array of domestic and international applications. To date, the Company estimates that it has installed over 300 application platforms and billing systems. Representative companies using NACT applications platforms and billing systems by industry segment are:

    International Call Back/Reorigination          Interexchange/Long Distance Carriers
--------------------------------------------------------------------------------------------
         GST Telecommunications, Inc.                    Apartment Services, Inc.
    Intertoll Communications Network Corp.                Bee Line Long Distance
          Justice Technology Corp.*                 National Telephone Exchange, Inc.
          Ursus Telecom Corporation*

   Prepaid Debit Cards and Prepaid Cellular                       Other
--------------------------------------------------------------------------------------------
   American Cellular Rental Inc. (cellular)              Custom Teleconnect, Inc.
              Hello Card, Inc.*               IEC Communications, Inc. (Hambrecht & Quist)*
 International Telecom Inc. (Alaska Telecom)              Questar InfoComm, Inc.
              JD Services, Inc.*                Telecommunications Technology, Inc. (TTI)
            VarTec National, Inc.*                      Strategic Alliances, Inc.*

---------------
* Indicates multiple systems

     The Company's customers are diverse and represent many different aspects of the telecommunications industry. These customers have implemented a wide variety of features on the LCX and STX. Some examples of leading customer applications include the following:

     - One of the most often used applications of the Company's applications platform switching equipment is the prepaid debit card application. One of the Company's customers was primarily in the long distance service business when the decision to enter into the prepaid market led to the purchase of a single NACT switch. This customer was able to obtain contracts with a major convenience store chain and a large truck rental chain. Today, this customer is operating three STX switches due to the growth of its segment of the prepaid debit card market.

     - A firm with a marketing plan for developing an international call back business came to the Company looking for a solution. The firm saw an opportunity in the international call back market but did not want to spend time learning how to run and manage a switching and billing system. With the Company's integrated switching, billing and applications platform product, this customer has been able to enter the market quickly and has grown to generate several million dollars of revenues per month. This customer is now selling usage to carriers, currently has four LCX switching application platforms and is in the process of upgrading two of its switches to the STX.

     - A firm that provides operator services to several hotels in Las Vegas, Nevada uses an NACT switch for both payphones and guest rooms services. This customer uses the automated operator feature to provide both auto-collect and third party calls. In addition, the Company's applications switching platform processes 0+ calls using credit cards, phone cards and travel and entertainment cards. The NTS is used to rate the calls and process call records into a format for clearing to receive payment.


     During the fiscal years ended September 30, 1994 and 1995, Caribbean Telephone & Telegraph, Inc. accounted for 12% and 16% of the Company's total revenues, respectively. During the fiscal year ended September 30, 1996, Intertoll Communications Network Corp. ("Intertoll") and Overseas accounted for 12% and 13% of the Company's total revenues, respectively. Revenues from Intertoll consisted of both switch and network carrier sales while revenues from Overseas were derived exclusively from network carrier sales. The Company maintains a security interest in the systems it sells until the related account balances are paid in full. Management provides an allowance for doubtful accounts and notes based on current customer information and historical statistics. See "Risk Factors--Potential Fluctuations in Quarterly Operating Results; Timing of Sales" and Note 10 of Notes to Financial Statements.


SALES AND MARKETING

     The Company has historically sold its products through a small direct sales force located primarily at the Company's headquarters in Orem, Utah. The Company's marketing strategy has been to generate leads through attendance at trade shows, advertising in industry periodicals and referrals from existing customers. The Company convenes annual two-day round table discussions for its customers. The Company invites its customers and their competitors to meet in an environment of cooperation and collaboration to discuss their experiences with the Company's products, providing significant consideration for future NACT product development and enhancement.


     The Company has recently established a sales presence in the States of Washington and Florida, is currently establishing a sales force in New York and plans to establish sales forces in other cities in the United States and in other countries it believes to be strategically advantageous. The Company believes that a sales organization that understands and can solve complex switching and network management and billing systems requirements is necessary to sell its products to specialty telecommunications network service providers and corporate end users. The Company intends to invest significantly to enlarge its sales organization in order to expand its customer base and to be more geographically proactive. There can be no assurance that such increased sales and marketing efforts will result in additional sales of the Company's products.

     The Company believes that the development of a sales organization with regional sales offices will enable sales personnel to follow up on leads in person in remote locations as well as to generate additional leads through direct solicitation. The Company's sales efforts will continue to include responding to leads resulting from advertisements, attendance at trade shows and from its relationship with its parent, GST, a provider of a broad range of integrated telecommunications products and services. Further, the Company expects that its technical support organization and customer referrals will continue to be an important factor in the Company's sales. In attempting to broaden its customer base, the Company will be marketing its products and services to larger telephony providers whose procurement processes are generally more protracted and may be expected to require additional effort on the Company's part.


     To date, the Company has made no direct sales to international customers. The Company believes that the international market for its products will represent growth potential in the future, particularly in the developing countries and in countries in which the telecommunications industry is being deregulated. The Company intends to address these opportunities by creating an international sales force and by marketing its products through international partners directly involved in telecommunications equipment sales.


TECHNICAL SUPPORT

     The Company's technical support staff provides business consulting as well as trouble-shooting services to its customers. The Company's customers operate in an environment in which reliability and availability of technical support are increasingly critical factors. Such value-added services have resulted in a recurring stream of revenues for the Company.

     Since inception, the Company has been committed to building a strong service and support organization. The Company's technical support department installs and supports systems sold by the Company and provides ongoing services that include training, business consultations, trouble-shooting and upgrades. Since the Company sells a single switching solution that includes essentially all of the key elements a customer needs to offer enhanced services, a customer need not look beyond the Company, its "single source," for its technical switching solutions.

     The technical support department is involved with a customer as soon as a sale has been finalized. A detailed pre-installation checklist is completed with the customer prior to installation. A technical support engineer installs the equipment at the customer's location, configures software for the specific applications to be utilized and brings up the telephone circuits. Typically, a system is operational shortly after it is delivered.

     After the equipment is installed, the Company's technical support department works with the customer to keep the equipment functioning reliably. Modem access to all customer equipment enables the Company's technical support personnel to perform diagnostics, trouble-shoot equipment, perform software upgrades, transmit programs and configure hardware from a remote location. In addition, technical support provides consulting services on network issues and additional applications.

     To quickly and efficiently resolve customer issues, the technical support department uses an automated tracking system that contains the complete installed customer database, software and hardware configuration, site addresses, contacts and modem phone numbers. An incoming customer call is monitored on this system, and the status of the resolution of the customer problem and the mean-time to repair are updated and maintained for reporting back to the customer. An incident escalation procedure ensures that all customer problems receive appropriate visibility until a solution has been achieved. The technical support department maintains 24 hour, 7-day-a-week emergency service coverage. The Company's equipment is warrantied for one year, after which the customer pays an annual fee for factory support. Factory support includes toll free telephone support, as well as all operating system software upgrades and free board repair. These upgrades allow the Company's customers to take advantage of software enhancements offered by the Company.

     All of the Company's technical support operations are currently conducted in Orem, Utah. The Company plans to expand the department into several key locations in conjunction with the opening of additional sales offices.

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are focused on the development of new products and the addition of new features and capabilities to its existing products. The research and development department continually works to improve the quality of the Company's products and to ensure that such products meet industry standards and government regulations. In addition, the Company is working toward the successful development of new products that will enable it to offer additional intelligence to a customer's existing network. During the past 15 years, the Company's engineers have introduced seven hardware platforms, 10 software applications, 20 international language software packages and numerous enhancements to such products.

     The Company is working to increase the port capacity of the STX and to improve and supplement its enhanced services and its billing system platform. The Company is incorporating the Motorola 68060 CPU board into the STX application platform to enable the STX to support 2,048 ports per chassis or 8,192 ports per integrated MCU system. With the Motorola 68060 processor, the STX is expected to process up to 15 million call minutes per month in a 2,048 port nonblocked configuration or can be combined with three additional STXs to provide up to 60 million call minutes per month.

     The Company is currently developing an improved billing system, the NTS 2000, which is being designed for real time transaction processing and will use a graphic user interface and improved call reports and will allow for greater customization of invoices, bills and reports. The Company expects that the NTS 2000 will be available for use with its applications platform switches in the first half of 1997 and will be available for use with non-NACT switches in the future. However, no assurance can be made that the development of the NTS 2000 will be completed on time or that the Company will not experience delays inherent in the development of products incorporating new technology. Any delays in incorporating this new product into the Company's product line could have a material adverse effect on the Company's business, financial condition and results of operations.

     The "server" side of the NTS 2000 will use one or more Pentium Pro PC-server systems with the SCO UNIX operating system and an Informix database management system. The "client" side will use a PC computer with the Windows 95 operating system. All processing will be based upon real time transaction processing. The NTS 2000 will allow for the customization of reports and customer invoices on "client" PC computers while providing standard features on the "server" computers.

     The telecommunications equipment market is characterized by rapidly changing technologies and frequent new product introductions. The rapid development of new technologies increases the risk that current or new competitors could develop products that would reduce the competitiveness of the Company's products. The Company's success will depend to a substantial degree upon its ability to respond to changes in technology and customer requirements. This will require the timely selection, development and marketing of new products and enhancements on a cost-effective basis. The development of new, technologically advanced products is a complex and uncertain process, requiring high levels of innovation. Further, the telecommunications industry is characterized by the need to design products that meet industry standards for safety, emissions and network interconnection. With new and emerging technologies, such standards are often changing or unavailable. As a result, there is a potential for product development delay due to the need for compliance with new or modified standards. The introduction of new and enhanced products also requires that the Company manage transitions from older products in order to minimize disruptions in customer orders, avoid excess inventory of old products and ensure that adequate supplies of new products can be delivered to meet customer orders. There can be no assurance that the Company will be successful in developing, introducing or managing the transition to new or enhanced products or that any such products will be responsive to technological changes or will gain market acceptance. The Company's business, financial condition and results of operations would be materially adversely affected if the Company were to be unsuccessful, or to incur significant delays, in developing and introducing such new products or enhancements. See "Risk Factors--Potential Fluctuations in Quarterly Operating Results; Timing of Sales and "Risk Factors--Impact of Technological Change."


     As of December 31, 1996, approximately 22 full-time employees were engaged in research and development. The Company spent $676,465, $1,183,422 and $1,352,138 on research and development during the fiscal years ended September 30, 1994, 1995 and 1996, respectively. The Company expects that it will continue to expend significant resources for product research and development.


MANUFACTURING AND QUALITY ASSURANCE

     The Company's manufacturing operations consist primarily of material requirements planning, material procurement and final assembly, test and quality control of subassemblies and completed systems. The Company outsources its printed circuit board assembly. The Company believes that by outsourcing its printed circuit board assembly, the Company gains flexibility in the manufacturing process and achieves lower direct labor and overhead costs.

     The Company currently conducts its manufacturing operations in its facility in Orem, Utah in a space of approximately 2,300 square feet. In fiscal 1997, the Company is planning to move its entire operations to a facility that is being built in Provo, Utah. The manufacturing operations will utilize over 10,000 square feet of the new facility. The Company believes that the increased space will enable the Company to improve its productivity and manufacturing output significantly. See "--Facilities."

     The Company utilizes an annual planning forecast, which is modified monthly, to determine its material and outsourcing requirements. The Company orders materials with differing lead times, generally 30 to 180 days in advance. The Company uses "just-in-time" ordering of materials that are readily available to minimize inventory carrying costs. The Company's systems are manufactured to a standard configuration that allows for better production planning, lower direct labor and overhead costs and shorter order-to-shipment times.

     The Company tests its systems in accordance with Company-designed quality control specifications that are consistent with ISO 9000 requirements. ISO 9000 is an international quality certification process, developed in the European Common Market and adopted in the United States as the method by which companies can demonstrate the functionality of their quality control system.

     ISO 9000 certification is a three step process: writing a "quality manual" in accordance with the ISO 9000 requirements; documenting the processes and procedures used to design, build, sell and finance products; and being audited by an official ISO 9000 registrar. The Company has completed the "quality manual," is currently documenting the processes and procedures and has selected an ISO 9000 registrar to conduct the certification audit. In conjunction with ISO 9000 certification, the Company presently has an in-house quality inspection program where it tests all products prior to shipment to ensure the highest standard of quality. The inability of the Company to meet and/or maintain ISO standards would materially adversely effect the Company's business, financial condition and results of operations.

     On-time delivery of the Company's products is dependent upon the availability of quality components and subassemblies used in its products. The Company primarily uses standard parts and components for its products, procured from multiple vendors. Certain integrated circuits, card cage chassis and billing system database software are presently available only from a single source or limited sources of supply. To date, the Company has been able to obtain adequate supplies of these components in a timely manner. However, the inability of the Company to obtain sufficient components as needed would materially adversely affect the Company's business, financial condition and results of operations.

COMPETITION

     The market for switching equipment and network management and billing systems is highly competitive, and the Company expects competition to increase in the future. The market is subject to rapid technological change, regulatory developments in the telecommunications industry and emerging industry standards. The Company believes that the primary competitive factors in the market for switching equipment and network telemanagement and billing systems are the development and rapid introduction of new product features, price/performance, reliability and quality of customer support. There can be no assurance that the Company's products and products under development will be able to compete successfully with respect to these or other factors. To the extent that current or potential competitors can expand their current offerings to include products that have functionality similar to the Company's products and planned products, the Company's business, financial condition and results of operations could be materially adversely affected.

     The Company believes that it competes across three categories:

     PC Based Switch Platforms. A PC-based switch platform is a personal computer, usually with high capacity, that contains generic telephony boards for interfacing with the public network. A typical platform provides a single application such as debit card or international call back/reorigination which are software applications that can be brought to market rapidly. Leading providers of these types of switches are CPDI, ITP, and PCS Telecom. The users of this equipment generally tend to be start-up operations that are concerned about initial equipment costs and that are generally able to bring software solutions to the market rapidly. While these users may feel that PC-based solutions are relatively low cost, as their business grows, it becomes apparent that these systems are costly to expand on a cost per port basis and offer few features that are standard with switch-based platforms. Additionally, PC-based systems are not regarded as a viable solution for larger users due to their reliability needs and concerns.

     Open Architecture (Programmable) Hardware Platforms. A programmable hardware platform generally consists of proprietary switch hardware, together with the necessary software to provide a programming application interface (API) that allows other computers executing third-party application software to control the calls within the switch hardware. Leading providers of these types of switches are Summa Four, Excel and Redcom and the value added software providers that support this type of hardware, such as Magellan, Boston Technology and Open Development. The users of this type of equipment tend to be companies that have the ability and desire to write their own applications code or are willing to purchase their applications code from a specialized third party developer.

     Application Switch Platforms. An application switching platform is an integrated hardware/software switching system that contains software applications that perform basic 1+ and operator assisted services over the public network. To provide intelligent functionality, an adjunct switch must be connected to the application switch platform. Leading providers of application switch platforms are Harris and Siemens Stromberg Carlson. The major users are companies that are established in their telephony business such as 1+ providers that now need to expand their offerings to their customers to remain competitive in the marketplace. Enhanced services are particularly attractive to these customers and play a large part in their decision making process.

     As the Company's business develops and it seeks to market its switches to a broader customer base, the Company's competitors may include larger switch and telecommunications equipment manufacturers such as Lucent Technologies Inc., Harris, Siemens AG, Alcatel Alsthom Compagnie, Generale D'Electricite, Telefonaktiebolaget, L.M. Ericcson and Northern Telecom Ltd. Many of the Company's current and potential competitors have substantially greater technical, financial, manufacturing and marketing resources than the Company. In addition, many of the Company's competitors have long-established relationships with telecommunications network service providers. There can be no assurance that the Company will have the financial resources, technical expertise, manufacturing, marketing, distribution and support capabilities to compete successfully in the future. See "Risk Factors--Competition."

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     The Company's success is dependent in part on intellectual property rights, including information technology, some of which is proprietary to the Company. The Company relies on a combination of copyright, trade secret, and trademark law, confidentiality procedures and other contractual restrictions to establish and protect proprietary rights in its products and technologies. As part of these confidentiality procedures, the Company generally enters into confidentiality and non-disclosure agreements with its employees and limits access to and distribution of its proprietary information. The Company has filed federal trademark applications for the marks STX and NTS 2000 and is currently conducting a review of its products to determine for which products it will seek patent, trademark or copyright registration protection. While the Company believes that its technology provides it with certain competitive advantages, there can be no assurance that the Company's competitors will not be able to develop similar technology. The Company currently licenses certain technology from third parties and plans to do so in the future. See "Risk Factors--Limited Intellectual Property Protection; Risk of Third Party Claims of Infringement."

     The telecommunications equipment industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to a degree of uncertainty which may increase the risk and cost to the Company if such patents are asserted against the Company in the future. In its sales agreements, the Company typically indemnifies its customers for liabilities, up to the cost of the equipment less 25% at each anniversary, resulting from claimed infringements of patents or copyrights of third parties. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of the Company, could result in significant expense to the Company and divert efforts of the Company's technical and management staff from productive tasks. In the event of an adverse ruling in such litigation, the Company might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that such licenses from third parties would be available on acceptable terms, if at all.

     On August 24, 1995, Aerotel, Ltd. and Aerotel U.S.A., Inc. (collectively, "Aerotel") commenced an action against the Company and one of its customers alleging that telephone systems manufactured and sold by the Company incorporating prepaid debit card features infringe upon Aerotel's patent issued in November 1987. The Company believes that it has valid defenses to the Aerotel claims.

     In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business, financial condition and results of operations would be materially adversely affected. See "Risk Factors--Pending Litigation" and "--Legal Proceedings."

EMPLOYEES


     At December 31, 1996, the Company had 75 full-time employees, of whom 22 were engaged in research and development, 15 in manufacturing and quality control, 12 in sales and marketing, 16 in technical support and 10 in administration and finance. None of the Company's employees is represented by a collective bargaining agreement nor has the Company experienced any work stoppage. The Company considers its relations with its employees to be good. See "Risk Factors--Dependence on Key Personnel" and "Management--Employment and Consulting Agreements."


FACILITIES

     The Company's headquarters and principal administrative, engineering and manufacturing facility is located in a facility containing approximately 13,400 square feet located in Orem, Utah. The Company leases this facility on a month-to-month basis.

     GST Realco, Inc. ("GST Realco"), a subsidiary of GST, has entered into a construction contract pursuant to which a 40,000 square foot office building is currently being built for the Company in Provo, Utah. It is anticipated that after the construction has been completed (currently estimated to be no later than June 1997), the Company will move its entire operations to such facility. To date, all of the construction costs have been borne by GST Realco. The Company is currently in the process of securing permanent financing for the purchase of the land and the building from GST Realco. The purchase price will include the construction and other costs incurred by GST Realco plus interest. See "Certain Transactions."


LEGAL PROCEEDINGS

     On August 24, 1995, Aerotel commenced an action against the Company and a customer of the Company in the United States District Court, Southern District of New York, alleging that telephone systems manufactured and sold by the Company incorporating prepaid debit card features infringe upon Aerotel's patent which was issued in November of 1987 (the "Aerotel Patent"). The complaint further alleges defamation and unfair competition as a result of a Special Report disseminated by the Company to its customers and tortious interference with prospective business relations, alleging that the Company induced third parties to abandon licensing negotiations with Aerotel. Aerotel seeks injunctive relief, damages in an unspecified amount, damages of up to three times the damages found for willful infringement of the Aerotel Patent and an order requiring the Company to publish a written apology to Aerotel. An Answer and Counterclaim has been filed in which the Company denies infringement of the Aerotel Patent and seeks judgment that the Aerotel Patent is invalid and that Aerotel has misused its patent in violation of antitrust laws. The Company also denies that it has committed defamation, unfair competition and tortious interference with prospective business relations. The Company believes that it has valid defenses to the Aerotel claims. The Company has filed with the Court a motion to have the Aerotel Patent declared unenforceable. The Court has not yet ruled on the Company's motion. The case is still in the discovery phase. The case is not expected to be tried until late 1997 at the earliest. In the event of an unfavorable decision in this action, the Company would be required to obtain a royalty agreement with Aerotel to continue to offer prepaid debit card services or cease to offer an infringing prepaid debit card feature with its products. An unfavorable decision could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Risk Factors--Pending Litigation." In addition, the Company may be liable to its customers for indemnification under the Company's sales agreements. See "Business--Intellectual Property and Other Proprietary Rights."

     The Company is not currently involved in any other material legal action. From time to time, however, the Company may be subject to claims and lawsuits arising in the normal course of business.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company, their ages and present positions with the Company are as follows:


           NAME             AGE                            POSITION(S)
--------------------------  ---     ----------------------------------------------------------
Thomas E. Sawyer..........  64      Chairman of the Board Emeritus
A. Lindsay Wallace........  47      President, Chief Executive Officer and Director
Eric F. Gurr..............  37      Chief Financial Officer, Treasurer and Secretary
W. Gordon Blankstein......  46      Director
Stephen Irwin.............  55      Director
Robert L. Olson...........  46      Director
Clifford V. Sander........  59      Director
Ronald S. Eliason.........  62      Director*
Gary D. Brown.............  42      Vice President of Research and Development
Geoffrey Shupe............  41      Vice President of Sales and Marketing


------------------------------
* This individual has agreed to serve as a director of the Company effective upon completion of the offering.

     THOMAS E. SAWYER has been the Chairman of the Board Emeritus since November 1996. Dr. Sawyer was a director of the Company from 1982 to November 1996, the Chairman of the Board of Directors of the Company from October 1985 to November 1996 and was Chief Executive Officer of the Company from October 1988 to March 1996. In December 1993, he was appointed Chief Technology Officer of GST and was appointed a director of GST in August 1995. Dr. Sawyer has over 35 years of experience in information technology industries and 23 years of experience in senior management of four publicly-traded information technology firms.

     A. LINDSAY WALLACE has been the President and a director of the Company since January 1996 and Chief Executive Officer of the Company since April 1996. From January 1994 to January 1996, he was the Director of Sales and Marketing of the Company and was the Executive Vice President of the Company from October 1995 to January 1996. From 1988 to December 1993, Mr. Wallace was a National Account Manager of Sprint and opened the Sprint/Telnet data office in Salt Lake City, Utah. From 1984 to 1988, he was President and Chief Executive Officer of Hybrid Micrographics, Inc.

     ERIC F. GURR has been the Company's Vice President of Finance and Administration and Chief Financial Officer since August 1995 and Treasurer and Secretary since June 1989. Between June 1989 and August 1995, Mr. Gurr served as Controller and Director of Administration and Finance. Mr. Gurr served as Chief Financial Officer and Treasurer of Wins, now a subsidiary of GST USA, from January 1995 to September 1996. From 1985 to 1989, Mr. Gurr served as a Senior Auditor for Deseret Management Corporation, a diversified conglomerate. Mr. Gurr is a Certified Public Accountant.

     W. GORDON BLANKSTEIN has been a director of the Company since April 1994. Mr. Blankstein has been Chairman of the Board of GST since February 1995. He is a founder, past President and Chairman of the Board and former director of ICG Communications, Inc. Mr. Blankstein was the founder and a director of GST from November 1992 to January 1993 and has been a director since January 1994. He was elected Vice Chairman of the Board of GST in February 1994.

     STEPHEN IRWIN has been a director of the Company since November 1996. Mr. Irwin has been Vice Chairman of the Board and a director of GST since September 1995 and has been the Secretary of GST since November 1992. Mr. Irwin is an attorney specializing in corporate matters, and has been of counsel to the New York law firm of Olshan Grundman Frome & Rosenzweig LLP since 1990.

Mr. Irwin was a senior partner in Greenberg, Irwin and Weisinger, a New York law firm specializing in securities, business and corporate matters, from 1968 to 1990.

     ROBERT L. OLSON has been a director of the Company since November 1996. Mr. Olson has been the Vice President and General Manager of Exchange and Wireless Services of GST Telecom Inc., a wholly-owned subsidiary of GST USA ("GST Telecom"), since March 1995. From 1986 to January 1995, Mr. Olson was Vice President of Metroplex Communications Corporation.

     CLIFFORD V. SANDER has been a director of the Company since November 1996. Mr. Sander has been Senior Vice President and Treasurer of GST since March 1995. He has also been the Executive Vice President and Chief Financial Officer of GST Telecom since June 1994. From 1962 to 1994, Mr. Sander was in private accounting practice in Portland, Oregon. He was acting Chief Financial Officer of Electric Lightwave, Inc. ("ELI") during its formation in 1988 and continued to provide accounting and financial consulting services to ELI through 1993. Mr. Sander is a Certified Public Accountant.

     RONALD S. ELIASON will become a director of the Company upon completion of the offering. Mr. Eliason has been the President and Chief Executive Officer of Campus Credit Union, a financial institution based in Provo, Utah, since June 1991. He was the Vice President-Administration and Chief Financial Officer of Novell, Inc. from August 1985 to April 1990.

     GARY D. BROWN has been the Company's Vice President of Research and Development since June 1996. Prior to being named Vice President, he had served as the Director of Research and Development since July 1990. In these positions, he has helped conceive and direct all development activities of the Company. From July 1985 until July 1990, Mr. Brown served as a Senior Software Engineer. Prior to joining the Company in July 1985, Mr. Brown was a Lead Software Engineer for a proprietary operating system at WICAT Systems, Inc. for over five years.

     GEOFFREY SHUPE has been the Company's Vice President of Sales and Marketing since October 1996. Mr. Shupe is responsible for sales development, strategic sales development, marketing and Technical Support. He joined the Company in January 1994 as Major Account Manager for sales and became the Director of Sales and Marketing in January 1996. Mr. Shupe was an account representative, Major Account Representative, and National Account Manager for Sprint from February 1987 through December 1993.

     The Board of Directors of the Company currently consists of five members. Currently all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Executive officers are elected by and serve at the discretion of the Board of Directors.

     Pursuant to the listing requirements of the Nasdaq National Market, the Company is required to add two independent directors to its Board of Directors and to establish an independent audit committee. The Nasdaq National Market Qualifications Committee has granted the Company 90 days following the date of this Prospectus to satisfy these requirements. A failure by the Company to comply with these requirements may result in the delisting of the Common Stock from the Nasdaq National Market. The Company has undertaken to add two independent directors to its Board of Directors within 90 days after the date of this Prospectus. In connection with this undertaking, the Board of Directors has agreed to increase the authorized number of directors from five to seven. Mr. Eliason, whose biographical data appears above, is not currently a director of the Company, but has agreed to become a director of the Company upon completion of this offering.

BOARD COMMITTEES

     Prior to completion of this offering, the Board of Directors will authorize three standing committees: Executive Committee, Audit Committee and Compensation Committee. Following the completion of this offering, the Board of Directors intends to fill the positions of the standing committees. Only independent directors will be appointed to the Audit Committee.

     Executive Committee. The Executive Committee of the Board of Directors will possess and exercise all the power and authority of the Board of Directors in the management and direction of the business and affairs of the Company except as limited by law and except for the power to change the membership or to fill vacancies on the Board of Directors or the Executive Committee.

     Audit Committee. The Audit Committee of the Board of Directors will review the results and scope of the annual audit and other services provided by the Company's independent accountant, review and evaluate the Company's internal audit and control functions, and monitor transactions between the Company and its principal stockholder and its employees, officers and directors.

     Compensation Committee. The Compensation Committee of the Board of Directors will administer the 1996 Stock Option Plan and review and approve the compensation and benefits for the Company's executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to this offering, the Company's Board of Directors has reviewed and approved the compensation and benefits of the Company's executive officers. No interlocking relationship exists between any member of the Company's Board of Directors and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past, except as follows: Thomas E. Sawyer, the Chairman of the Board Emeritus of the Company serves as a director and executive officer of each of GST and GST USA. W. Gordon Blankstein, the Chairman of the Board of GST and GST USA, Stephen Irwin, the Vice Chairman of the Board of GST, and Clifford V. Sander, Senior Vice President of GST and GST USA and a director of GST USA, each serve as a director of the Company.

DIRECTOR COMPENSATION

     The Company does not pay any compensation to employees of the Company or GST who serve on the Board of Directors. However, the Board of Directors may in the future authorize the payment of a fixed sum to directors for their attendance at regular and special meetings of the Board of Directors as is customary for similar companies. Independent directors will be reimbursed for out-of-pocket expenses incurred in connection with attendance at such meetings.

     Upon completion of this offering, the Company will grant five-year options to purchase 25,000 shares of Common Stock at an exercise price per share equal to the initial public offering price of the shares offered hereby to each of Mr. Eliason and one other individual, who will become directors of the Company upon completion of this offering.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation of the Company's Chief Executive Officer and each other most highly compensated executive officer of the Company whose aggregate cash compensation exceeded $100,000 during the fiscal year ended September 30, 1996 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                                        COMPENSATION
                                                                   ----------------------
                                                                                 PAYOUTS
                                   ANNUAL COMPENSATION               AWARDS     ---------
                          --------------------------------------   ----------   LONG-TERM
                                                      OTHER        SECURITIES   INCENTIVE
   NAME AND PRINCIPAL                                ANNUAL        UNDERLYING     PLAN         ALL OTHER
        POSITION           SALARY       BONUS    COMPENSATION(1)    OPTIONS     PAYOUTS($)  COMPENSATION(2)
------------------------  --------      ------   ---------------   ----------   ---------   ---------------
Thomas E. Sawyer(3).....  $222,556      $2,066       $ 5,608             --         --          $ 4,492
  Chairman of the Board
  of Directors
A. Lindsay Wallace......   149,841       1,036        27,036             --         --            5,055
  President and Chief
  Executive Officer

------------------------------
(1) Represents payments made pursuant to the Company's Profit Sharing Plan. The Company terminated this plan in September 1996.

(2) Represents matching contributions by the Company to its 401(k) Plan.

(3) Dr. Sawyer served as the Company's Chief Executive Officer from October 1988 to March 1996. Since April 1996, his compensation has been paid entirely by GST USA for services rendered to GST USA and its subsidiaries. It is anticipated that Dr. Sawyer will continue to be compensated by GST USA until June 30, 1997. See "Management--Employment and Consulting Agreements."

                              OPTION GRANTS TABLE

  NACT Option Grants


     There were no options to purchase shares of Common Stock of the Company granted to the Named Executive Officers during the fiscal year ended September 30, 1996. The following table sets forth certain information regarding grants of options to purchase Common Stock of the Company made to each of the Named Executive Officers on November 26, 1996.


                                                                                            POTENTIAL
                                                INDIVIDUAL GRANTS                          REALIZABLE
                              -----------------------------------------------------     VALUE AT ASSUMED
                              NUMBER OF                                                  ANNUAL RATES OF
                              SECURITIES                                                   STOCK PRICE
                              UNDERLYING    % OF TOTAL                                  APPRECIATION FOR
                               OPTIONS       OPTIONS                                     OPTION TERM(1)
                               GRANTED      GRANTED TO      EXERCISE     EXPIRATION   ---------------------
            NAME                 (#)        EMPLOYEES     PRICE ($/SH)      DATE        5%($)      10%($)
----------------------------  ----------   ------------   ------------   ----------   ---------   ---------
Thomas E. Sawyer............     60,000(2)      7.1%         $ 9.35        11/25/01     154,994     342,496
A. Lindsay Wallace..........    160,000(3)     18.8%         $ 9.35        11/25/01     413,317     913,323

------------------------------

(1) The potential realizable portion of the foregoing table illustrates value that might be realized upon exercise of options immediately prior to the expiration of their term, assuming (for illustrative purposes only) the specified compounded rates of appreciation of the Common Stock of the Company over the term of the option. These numbers do not take into account provisions providing for termination of the option following termination of employment, nontransferability or difference in vesting periods.

(2) Such options are currently vested and become exercisable in full on September 30, 1998.


(3) Options to purchase 80,000 shares of Common Stock vest and become exercisable one-third on September 30, 1997, one-third on September 30, 1998 and the remaining one-third on September 30, 1999. Options to purchase 40,000 shares of Common Stock vest and become exercisable one-fourth on September 30, 1997, one-fourth on September 30, 1998, one-fourth on September 30, 1999 and the remaining one-fourth on September 30, 2000. Options to purchase an additional 40,000 shares of Common Stock vest if and when certain performance-based criteria are achieved and become exercisable on September 30, 1998.


  GST Option Grants

     On June 1, 1996, GST granted options to purchase 5,000 of its Common Shares at an exercise price of $10 per share to each of Dr. Sawyer and Mr. Wallace. Such options expire on May 31, 2001. During the fiscal year ended September 30, 1996, Mr. Wallace exercised options to purchase 8,691 Common Shares of GST.

EMPLOYMENT AND CONSULTING AGREEMENTS


     Prior to the consummation of this offering, the Company intends to enter into an employment agreement with Mr. Wallace pursuant to which, effective October 1, 1996, Mr. Wallace is to be employed as the Company's President and Chief Executive Officer for a term ending on September 30, 2001. The agreement will provide for an initial base salary of $160,000 annually or such greater amount as the Board of Directors may determine, and incentive compensation as awarded by the Board of Directors from time to time. In the event of Mr. Wallace's death while employed by the Company, the agreement will provide for a payment of one and a half times his then current base annual salary, over a period of one and a half years, to his designated beneficiary. In the event of his disability, Mr. Wallace is to receive the full amount of his base salary for six months. If such six-month period ends prior to September 30, 2001, he is to receive salary at a rate of one-half his then current base salary for a further period ending on the earlier of one year thereafter or September 30, 2001. The agreement will contain covenants restricting Mr. Wallace's ability to engage in activities competitive with those of the Company for a period ending on the earlier of two years after his termination or September 30, 2001.



     GST USA and GST Telecom have entered into a consulting agreement dated April 1, 1996 with Infotec Consulting, Inc. ("Infotec") under which Dr. Sawyer, the Chairman of the Board Emeritus of the Company, is to provide personal services to GST and its subsidiaries, including the Company, at the rate of $125 per hour for hours invoiced monthly until June 30, 1997. The agreement provides that Dr. Sawyer shall render management and technical consulting services which shall include the development and evaluation of strategic and operational planning, merger and acquisition proposals, preparation of reports and studies thereon and assistance in negotiations and discussions pertaining thereto. Such consulting agreement also contains covenants restricting Dr. Sawyer's ability to engage in activities competitive with those of GST and its subsidiaries. The agreement also provides for a payment to Infotec of one and one half times the amount paid to Infotec during the six months preceding Dr. Sawyer's death in the event of Dr. Sawyer's death during the term of the agreement. The Company has entered into a deferred compensation trust agreement with Dr. Sawyer whereby the Company funded a trust with $144,000, with principal and related interest thereon to be paid to Dr. Sawyer based upon a defined payment schedule.


1996 STOCK OPTION PLAN

     The Company's 1996 Stock Option Plan (the "Stock Option Plan") was approved by the Board of Directors and the sole stockholder of the Company on November 26, 1996. The purpose of the Stock

Option Plan is to create additional incentives for the Company's employees, directors and others who perform substantial services to the Company by providing an opportunity to purchase shares of the Common Stock pursuant to the exercise of options granted under the Stock Option Plan. The Company may grant options that qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options. Incentive stock options may be granted to employees (including officers and directors who are employees). Non-qualified stock options may be granted to employees, officers, directors, independent contractors and consultants of the Company. As of January 15, 1997, 1,250,000 shares were reserved for issuance under the Stock Option Plan and options to purchase 850,000 shares of Common Stock were outstanding.


     The Board of Directors or the Compensation Committee thereof (the "Compensation Committee") is authorized to administer the Stock Option Plan in a manner that complies with Rule 16b-3 under the Exchange Act. The Board of Directors or Compensation Committee determines which eligible individuals are granted options and the terms of such options, including the exercise price, number of shares subject to the option and the vesting and exercisability thereof; provided, the maximum term of an incentive stock option granted under the Stock Option Plan may not exceed five years.

     The exercise price of an incentive stock option granted under the Stock Option Plan must equal at least 100% of the fair market value of the subject stock on the date of grant and the exercise price of all non-qualified stock options must equal at least 80% of the fair market value of the subject stock on the date of grant. With respect to any participant who owns more than 10% of the voting power of the Common Stock of the Company, the exercise price of any option granted must equal at least 110% of the fair market value on the date of grant. The aggregate fair market value on the date of grant of the stock for which incentive stock options are exercisable for the first time by an employee of the Company during any calendar year may not exceed $100,000.

     Options shall become exercisable at such times and in such installments as the Board of Directors or Compensation Committee shall provide. Non-qualified and incentive stock options granted under the Stock Option Plan are not transferable other than by will or the laws of descent or distribution, and each option that has not yet expired is exercisable only by the recipient during such person's lifetime, or for 12 months thereafter by the person or persons to whom the option passes by will or the laws of descent or distribution. The Stock Option Plan may be amended at any time by the Board of Directors, although certain amendments require stockholder approval. The Stock Option Plan will terminate on November 25, 2006, unless earlier terminated by the Board of Directors.

401(K) PLAN

     The Company maintains a defined contribution 401(k) plan (the "401(k) Plan") which is available to all employees of the Company who have attained the age of twenty-one. Such eligible employees may elect to defer any percentage of their current salary subject to a maximum of 15% or the statutory maximum ($9,500 in 1996), whichever is the lesser. The maximum salary that can be considered for compensation purposes is $150,000 per year.

     The Company matches the deferrals of its employees to the extent of 50% of such deferrals, up to a maximum of 7.5% of the annual compensation of such employees. During the fiscal year ended September 30, 1996, the Company contributed $59,881 to the 401(k) Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the Delaware General Corporation Law (the "Delaware Law"), the Company's Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the directors' duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derives any improper personal benefit. In addition, the Company's Bylaws provide that any director or officer who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to the Company will be indemnified to the fullest extent permitted by the Delaware Law.

     The Company intends to enter into indemnification agreements with each of its directors and executive officers pursuant to which the Company will agree to indemnify each of them against expenses and losses incurred for claims brought against them by reason of their being a director or executive director of the Company. In addition, the Company's directors and executive officers are covered by GST's directors' and officers' liability insurance.

     There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.

     The Company believes that the indemnification of its directors and officers will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                      OWNERSHIP OF COMMON SHARES OF GST BY
                     DIRECTORS AND OFFICERS OF THE COMPANY


     The following table shows the amount and nature of beneficial ownership, as of December 31, 1996, of Common Shares of GST beneficially owned by each director of the Company, each Named Executive Officer and all directors of the Company and Named Executive Officers as a group.



                                                                        SHARES
                                                                     BENEFICIALLY     PERCENTAGE OF
                     NAME OF BENEFICIAL OWNER                          OWNED(1)           CLASS
-------------------------------------------------------------------  ------------     -------------
Thomas E. Sawyer...................................................      245,939(2)        1.2%
A. Lindsay Wallace.................................................       35,634(3)           *
W. Gordon Blankstein...............................................      399,300(4)        1.7%
Stephen Irwin......................................................      276,345(5)        1.8%
Robert L. Olson....................................................        5,153(6)           *
Clifford V. Sander.................................................      419,100(7)        1.8%
All Named Executive Officers and directors as a group (6
  persons).........................................................    1,381,471(8)        5.8%


---------------
 *  Less than 1%.

(1) Each director and Named Executive Officer has sole voting and investment power with respect to all shares beneficially owned by him, unless otherwise indicated.

(2) Includes 155,000 Common Shares of GST issuable upon exercise of options.

(3) Includes 35,634 Common Shares of GST issuable upon exercise of options.

(4) Includes 177,500 Common Shares of GST issuable upon exercise of options held in escrow pursuant to policies of the VSE. Does not include 200,000 Common Shares of GST issuable upon the exercise of options that are not exercisable until the market price of the Common Shares of GST on the American Stock Exchange reaches certain levels for certain prescribed periods.

(5) Includes (i) 115,000 Common Shares of GST issuable upon exercise of options and (ii) 100,000 Common Shares of GST issuable upon exercise of an outstanding warrant. Does not include (i) 200,000 Common Shares of GST issuable upon the exercise of options that are not exercisable until the market price of the Common Shares of GST on the American Stock Exchange reaches certain levels for certain prescribed periods and (ii) 200,000 Common Shares of GST issuable upon exercise of an outstanding warrant.

(6) Consists of Common Shares of GST issuable upon exercise of options.

(7) Includes 55,000 Common Shares of GST issuable upon exercise of options.

(8) Includes 643,287 Common Shares of GST issuable upon exercise of options.

                                CERTAIN TRANSACTIONS

     From time to time the Company has made short-term loans to GST, or subsidiary companies of GST, in order to provide for temporary working capital requirements. Such loans were made at prevailing rates of interest, and all have been repaid in full, with interest. At September 30, 1996 and at the date of this Prospectus, no such loans were outstanding.


     GST Realco has entered into a construction contract pursuant to which a 40,000-square-foot office building is currently being built for the Company in Provo, Utah. It is anticipated that after the construction has been completed (currently estimated to be no later than June 1997), the Company will move its entire operations to such facility. To date, all of the construction costs have been borne by GST Realco. The Company is currently in the process of securing permanent financing for the purchase of the land and the building from GST Realco. The purchase price will include the construction and other costs incurred by GST Realco plus interest.


     In early 1995, the Company began offering prepaid debit and international call back/reorigination services to its customers that did not yet desire to expend a substantial amount of capital on hardware. The Company incorporated Wins to offer such services. The Company was able to increase sales of its switch systems as a result of services provided by Wins as certain users of these services grew to be able to justify the capital expenditure to purchase a switch. Effective October 1, 1995, the Company declared a dividend consisting of 100% of the outstanding capital stock of Wins payable to its sole stockholder, GST USA. Since becoming a subsidiary of GST USA, Wins has continued to refer customers to the Company.

     The Company provides facilities management services to certain of its customers who have purchased switching and billing systems. Included in the provision of facilities management services is the offering of network carrier services. Prior to October 1, 1996, the Company offered such services to its customers pursuant to a resale contract that it had negotiated with major interexchange carriers. Effective October 1, 1996, the Company has been and will continue to purchase all carrier service from GST or subsidiaries thereof. The Company obtains such service from GST on terms no less favorable than those accorded to the network carrier accounts of GST which enjoy the most preferential rates.

     The Company believes that the foregoing transactions were in its best interests. It is the Company's current policy that all transactions by the Company with officers, directors, 5% stockholders and their affiliates will be entered into only if such transactions are approved by a majority of the disinterested independent directors, are on terms no less favorable to the Company than could be obtained from unaffiliated parties and are reasonably expected to benefit the Company.

                       PRINCIPAL AND SELLING STOCKHOLDER

     Prior to this offering, 100% of the Company's issued and outstanding Common Stock was owned by the Selling Stockholder. Upon completion of this offering, the Selling Stockholder will own approximately 63% of the Common Stock (approximately 60% if the Underwriters' over-allotment option is exercised in full).

     By virtue of its beneficial ownership of a majority of the outstanding Common Stock of the Company upon completion of this offering, the Selling Stockholder will continue to control actions that require the consent of stockholders, including the election of directors. See "Risk Factors--Control by Existing Stockholder; Conflicts of Interest; Certain Transactions." In addition, certain members of GST's Board of Directors will continue to serve on the Company's Board of Directors. See "Management."

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Common Stock as of the date of this Prospectus as adjusted to reflect the sale of the shares offered hereby by the Selling Stockholder.

                                      SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                             OWNED                                        OWNED
                                     PRIOR TO OFFERING(1)                           AFTER OFFERING(1)
                                    -----------------------       NUMBER OF      -----------------------
       SELLING STOCKHOLDER            NUMBER        PERCENT     SHARES OFFERED     NUMBER        PERCENT
----------------------------------  -----------     -------     --------------   -----------     -------
GST USA, Inc.(2)..................    6,113,712       100%         1,000,000       5,113,712        63%

------------------------------
(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the Company's knowledge, the Selling Stockholder has sole voting and investment power with respect to such shares.

(2) The address of the Selling Stockholder, GST USA, Inc., is 4317 N.E. Thurston Way, Vancouver, Washington 98662.

                            DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.01 par value per share and 10,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). As of the date of this Prospectus, there were outstanding 6,113,712 shares of Common Stock held of record by one stockholder and no shares of Preferred Stock outstanding.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation which is included as an exhibit to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any securities. The outstanding Common Stock is, and the Common Stock to be outstanding upon completion of this offering will be, duly authorized and validly issued, fully paid and nonassessable.

     Subsequent to the completion of this offering, the Selling Stockholder will own approximately 63% of the then-outstanding shares of Common Stock of the Company (approximately 60% if the Underwriters' over-allotment option is exercised in full) and, whether or not the Underwriters' over-allotment option is exercised, will control actions that require the consent of stockholders, including the election of directors. See "Risk Factors--Control by Existing Stockholder; Conflicts of Interest; Certain Transactions."

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by stockholders. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock, because the terms of the Preferred Stock that might be issued could conceivably prohibit the Company's consummation of any merger, reorganization, sale of substantially all its assets, liquidation or other extraordinary corporate transaction absent approval of the outstanding shares of Preferred Stock. Thus, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     The Company has appointed Continental Stock Transfer & Trust Company, New York, New York as Transfer Agent and Registrar for the Common Stock.

LISTING


     Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol NACT.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 8,113,712 shares of Common Stock outstanding. Of these shares, the 3,000,000 shares sold in this offering will be freely transferable without restriction under the Securities Act, unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the rules and regulations promulgated thereunder.

     GST USA will own the remaining 5,113,712 shares of Common Stock, constituting approximately 63% of the outstanding shares of Common Stock (approximately 60% if the Underwriters' over-allotment option is exercised in full). Each of GST and GST USA has agreed not to, directly or indirectly, offer to sell, sell, grant an option for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any securities issued by the Company for a period of 180 days from the effective date of the Registration Statement of which this Prospectus is a part without the prior written consent of Hambrecht & Quist LLC. See "Underwriting." After expiration of such period, such shares may be sold (i) in accordance with Rule 144 promulgated under the Securities Act, (ii) in private offerings or (iii) upon registration under the Securities Act without regard to the volume limitations of Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including any affiliate of the Company, who beneficially owns "restricted shares" for a period of at least two years is entitled to sell within any three-month period, shares equal in number to the greater of (i) 1% of the then-outstanding shares of Common Stock or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of the required notice of sale with the Commission. The seller also must comply with the notice and manner of sale requirements of Rule 144, and there must be current public information available about the Company. In addition, any person (or persons whose shares are aggregated) who is not, at the time of the sale, nor during the preceding three months, an affiliate of the Company, and who has beneficially owned restricted shares for at least three years, can sell such shares under Rule 144(k) without regard to notice, manner of sale, public information or the volume limitations described above. In addition, the Commission has proposed revisions to Rule 144 and Rule 144(k), the effect of which would be to shorten the holding period under Rule 144 from two years to one year and to shorten the holding period under Rule 144(k) from three years to two years. See "Risk Factors--Shares Eligible for Future Sale."

     As soon as practicable after the effective date of the Registration Statement of which this Prospectus is a part, the Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance under the Stock Option Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing.

     Prior to this offering, there has been no public market for the Common Stock. Any sale of substantial amounts of shares in the open market (or the announcement of a plan to do so) may adversely affect the market price of the Common Stock offered hereby.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives Hambrecht & Quist LLC and Montgomery Securities, have severally agreed to purchase from the Company and the Selling Stockholder the following respective number of shares of Common
Stock:

                                                                            NUMBER OF
                                       NAME                                  SHARES
        ------------------------------------------------------------------  ---------
        Hambrecht & Quist LLC.............................................
        Montgomery Securities.............................................

                                                                            ---------
        Total.............................................................  3,000,000
                                                                             ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent accountants. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          per share. The Underwriters may allow and such dealers may
reallow a concession not in excess of $          per share to certain other
dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     Each of GST and the Selling Stockholder has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer to sell, sell, grant an option for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by it during a period of 180 days from the effective date of the Registration

Statement of which this Prospectus is a part. Upon the expiration of such 180-day period, approximately 5,113,712 shares will be eligible for resale in accordance with Rule 144. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period except that the Company may grant additional options under its stock option plans and issue shares upon exercise of options.


     The Underwriters do not intend to confirm sales to accounts over which they have discretionary authority.


     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Stockholder and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022. Stephen Irwin, of counsel to Olshan Grundman Frome & Rosenzweig LLP, is an officer and director of GST and a director of the Company and holds 61,345 Common Shares of GST and has been granted options and warrants to purchase an additional 615,000 Common Shares of GST. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, One Market, Spear Street Tower, San Francisco, California 94105.

                                    EXPERTS


     The financial statements of the Company as of September 30, 1995 and 1996 and for the years then ended have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.



     The financial statements of the Company for the year ended September 30, 1994 have been included herein in reliance on the report of Squire & Co., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, NY 10048, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. Such material may also be accessed electronically by the means of the Commission's home page on the Internet at http://www.sec.gov.


     The Company intends to furnish its stockholders with annual reports containing financial statements which will be audited by its independent public accounting firm, and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                               GLOSSARY OF TERMS

     ANI (Automatic Number Identification): A feature that sends a calling party's telephone number over the network to the called party.

     ARCNET (Attached Resource Computer Network): One of the earliest and most popular local area networks which operates at 2.5 Mbps (megabits per second) using a modified token-passing protocol.

     CAP (Competitive Access Provider): A company that provides its customers with an alternative to the local telephone company for local transport of private line, special access services and switched access services. CAPs are also referred to in the industry as alternative access vendors, alternative local telecommunications service providers (ALTs), metropolitan area network providers (MANs) and Competitive Local Exchange Carriers (CLECs).

     CENTRAL OFFICE SWITCHING: A switching regime that provides dial tone within a narrowly defined geographical area, completes local calls within the area and routes interexchange (long distance) calls to the switch of the interexchange carrier.


     CLEC (Competitive Local Exchange Carrier): A company that provides customers with an alternative to the local telephone company for a wide range of services, including private line, special access, switched access, local dial tone and enhanced services. Prior to the installation of switching equipment in their networks and the passage of deregulatory legislation, CLECs were commonly referred to as CAPs, ALTs or MANs.


     CPU (Central Processing Unit): The "computing" part or "brain" of a computer. It manipulates data and processes instructions coming from software or a human operator.

     DIGITAL: Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information, as opposed to the continuously variable analog signal. The precise digital numbers virtually eliminate any distortion (such as graininess or snow, in the case of video transmission, or static or other background distortion, in the case of audio transmission).


     DISTRIBUTED SWITCHING SYSTEM: A switching regime that processes incoming calls from widely dispersed locations and routes them to different, widely dispersed locations.


     DSP (Digital Signal Processor): A microprocessor that acts upon digital signals in a more powerful and efficient manner than that provided by conventional microprocessors.

     E-1: The European equivalent of the North American 1.544 Mbps T-1, except that E-1 carries information at the rate of 2.048 Mbps. This is the rate used by European CEPT carriers to transmit thirty 64 Kbps (kilobits per second) digital channels for voice or data calls, plus a 64 Kbps channel for signaling, and a 64 Kbps channel for synchronization and maintenance. CEPT stands for the Conference of European Postal and Telecommunication Administrations.

     INTERNATIONAL CALL BACK: A process whereby a call that originates in a foreign country is not completed, and effectively re-dialed from the United States at significantly lower rates than those prevailing in the foreign country.


     ISDN (Integrated Services Digital Network): A means of transmitting both voice and data simultaneously over the same line. Primary rate ISDN consists of 24 channels operating at 64 Kbps, thereby producing a transmission capability of
1.5 Mbps.


     IXC (InterExchange Carrier): A long distance telephone company, as contrasted to the LEC -- the Local Exchange Carrier, a new word for a local phone company. InterExchange Carriers used to be called "Other Common Carriers," except that such term did not include AT&T. Now, AT&T, MCI, Sprint and all long distance carriers are called IXCs.

     LAN (Local Area Network): A private data communications network linking a variety of data devices, such as computer terminals, personal computers and minicomputers, all housed in a defined building, plant or geographic area. LANs range widely in size and complexity, from simple user-installable networks connecting together a few personal computers to vast networks tying thousands of terminals to multiple mainframe computers. LANs will allow a computer user to access a computer other than the user's own in order to send and retrieve electronic mail and data files at transmission rates generally between 100 Kbps and 50 Mbps. LANs are purchased or leased by customers; they generally do not employ circuits from telephone common carriers or other network service providers. LANs may, however, provide a bridge or gateway to other public or private networks. Some telephone common carriers offer data communications services with capabilities resembling those of LANs, as an alternative to the purchase of a LAN.


     LATA (Local Access and a Transport Area): The approximately 165 geographic areas created by the consent decree related to the divestiture of AT&T in 1984 which define the regions in which each RBOC was allowed to provide service. The consent decree was superseded by the Telecommunications Act.

     LEC (Local Exchange Carrier): A company providing local telephone services, also referred to in the industry as a "local exchange telephone company." These include the RBOCs, GTE and more than 1,000 other independents.

     PCS (Personal Communications Services): Digital wireless communications services which use a microcell technology and operate at a higher speed then cellular systems.

     PORT: An entrance to or exit from a switch. The interface between a process or program and a communications or transmission facility. A point in the computer or telephone system where data may be accessed.

     PREPAID DEBIT CARD: A debit (calling) card which allows the purchaser to purchase, in advance, a given amount of long distance minutes. Upon completion of the call, the card is debited the number of minutes actually used. Also called a "prepaid calling card."

     R-2 SIGNALING: A series of specifications that refer to European analog and digital trunk signaling. R-2 is a type of loop start trunk in Europe that uses compelled handshaking on every MF (multi-frequency) signaling digit.

     RAID (Random Array of Independent Disks): A feature that prevents the loss of data in the event of the failure of hard disk drives.

     RBOC (Regional Bell Operating Company): Any of the seven regional companies created by the AT&T divestiture to take over ownership of the Bell operating companies within their region. They are Ameritech, Bell Atlantic, BellSouth, NYNEX, Pacific Telesis, SBC Communications and US West. The RBOCs also have set up numerous unregulated subsidiaries engaged in a variety of communications-related and non-communications businesses. The divestiture agreement barred RBOCs from engaging in certain business activities, such as providing long distance service, but provided mechanisms for review, waiver, modification or removal of the prohibitions. The RBOCs are also known as regional holding companies (RHCs).

     RS-232-C: Also known as RS-232 and in its latest version EIA/TIA-232-E. A set of standards specifying various electrical and mechanical characteristics for interfaces between computers, terminals and modems. The RS-232-C standard, which was developed by the EIA (Electrical Industries Association), defines the mechanical and electrical characteristics for connecting DTE and DCE data communications devices. It defines what the interface does, circuit functions and their corresponding connector pin assignments. The standard applies to both synchronous and asynchronous binary data transmission. Most personal computers use the RS-232-C interface to attach modems. Some printers also use RS-232-C.

     SCO UNIX (Santa Cruz Operations UNIX): A powerful operating system for computers. UNIX was developed in 1969 by Ken Thompson of AT&T Bell Laboratories, sold to Novell, and resold to Santa Cruz Operations. UNIX enables a computer to handle multiple users and multiple programs simultaneously. UNIX facilitates moving programs among computers with little change; this moving is also known as "porting."

     SCSI (Small Computer System Interface): A way for a personal computer (PC) to communicate with and control as many as seven different devices -- such as magnetic hard disks, optical disks, tape drives, printers and scanners -- without siphoning excessive power away from the computer's main processor.

     SS7 (Signaling System 7): All phone systems require signalling, which is the transmission of electrical signals to and from the user's premises and to the telephone company central office. Signals serve the three basic functions of supervising, alerting and addressing. Supervising consists of monitoring the status of a line or circuit to see if it is busy, idle or requesting service. Supervision is a term derived from the job telephone operators perform in manually monitoring circuits on a switchboard. On switchboards, supervisory signals are shown by a lit lamp indicating a request for service on an incoming line or an on-hook condition of a switchboard cord circuit. In the network (i.e., the automated part of the network), supervisory signals are indicated by the voltage level on signaling leads, or the on-hook/off-hook status of signaling tones or bits. Alerting consists of indicating the arrival of an incoming call. Alerting signals are bells, buzzers, woofers, tones, strobes and lights. Addressing consists of transmitting routing and destination signals over the network. Addressing signals are in the form of dial pulses, tone pulses or data pulses over loops, trunks and signaling networks. An out-of-band signalling system is used to provide basic routing information, call set-up and other call termination functions. Signalling is removed from the voice channel itself and put on a separate data network.

     SWITCH: A switch connects an originating call location with the final destination of the call or with other intermediate switches. Switches consist of a hardware platform having ports connecting to incoming and outgoing lines. Switches can be tandem and/or digital. Tandem switches connect trunks to each other and pass the calls to desired destinations. Digital switches employ a sequence of binary encoded pulses along the connection.

     T-1: A standard telecommunications industry signal format which allows for the transmission of 24 simultaneous voice conversations. Referred to as a DS-1 in digital parlance. DS-1 service has a bit rate of 1.544 Mbps.

                         NACT TELECOMMUNICATIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        NO.
                                                                                        ----
Independent Auditors' Reports.........................................................  F-2
Balance Sheets as of September 30, 1995 and 1996 and December 31, 1996 (unaudited)....  F-4
Statements of Income for the Years Ended September 30, 1994, 1995 and 1996 and the
  Three Months Ended December 31, 1995 and 1996 (unaudited)...........................  F-5
Statements of Stockholder's Equity for the Years Ended September 30, 1994, 1995 and
  1996 and the Three Months Ended December 31, 1995 and 1996 (unaudited)..............  F-6
Statements of Cash Flows for the Years Ended September 30, 1994, 1995 and 1996 and the
  Three Months Ended December 31, 1995 and 1996 (unaudited)...........................  F-7
Notes to Financial Statements.........................................................  F-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
NACT Telecommunications, Inc.:

     We have audited the accompanying balance sheets of NACT Telecommunications, Inc. as of September 30, 1995 and 1996, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NACT Telecommunications, Inc. as of September 30, 1995 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Salt Lake City, Utah


November 21, 1996, except as to Note 14

which is as of November 26, 1996

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of NACT Telecommunications, Inc. (formerly known as National Applied Computer Technologies, Inc.
Orem, Utah

We have audited the accompanying statements of income, stockholder's equity and cash flows of NACT Telecommunications, Inc. (formerly known as National Applied Computer Technologies, Inc.) for the year ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of income, stockholder's equity, and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of income, stockholder's equity, and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of income, stockholder's equity and cash flows. We believe that our audit of the statements of income, stockholder's equity and cash flows provides a reasonable basis for our opinion.

In our opinion, the statements of income, stockholder's equity and cash flows referred to above present fairly, in all material respects, the results of operations of NACT Telecommunications, Inc. for the year ended September 30, 1994, in conformity with generally accepted accounting principles.

Squire & Co.
Orem, Utah
January 5, 1995

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)

                                 BALANCE SHEETS


                                                                      SEPTEMBER 30,           DECEMBER 31,
                                                                -------------------------     ----------
                                                                   1995           1996           1996
                                                                ----------     ----------     ----------
                                                                                              (UNAUDITED)
                                         ASSETS
Current assets:
  Cash......................................................    $1,121,730     $  694,359     $  552,111
  Marketable securities (note 2)............................       846,213        250,000             --
  Trade accounts receivable, less allowance for doubtful
    accounts of $116,410 in 1995 and $100,000 in 1996.......     3,117,526      3,171,180      5,905,295
  Notes receivable, less allowance for doubtful accounts of
    $40,000 in 1995 and $310,000 in 1996....................       606,670        561,396      1,091,958
  Inventories...............................................       387,089      2,406,399      2,611,452
  Prepaid expenses..........................................       106,530         16,338        217,818
  Deferred tax assets (note 7)..............................       165,094        418,449        428,831
                                                                -----------    -----------    -----------
      Total current assets..................................     6,350,852      7,518,121     10,807,465
                                                                -----------    -----------    -----------
Property and equipment, net (note 4)........................       708,648        717,804        724,868
Notes receivable, less current portion......................       216,912      1,179,750        414,961
Intangibles, net (note 5)...................................     5,635,025      5,075,366      4,933,942
Other assets................................................       266,105        193,709        159,922
                                                                -----------    -----------    -----------
                                                                $13,177,542    $14,684,750    $17,041,158
                                                                ===========    ===========    ===========
                          LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................    $1,514,028     $2,251,800     $1,163,839
  Accrued expenses..........................................       373,496        266,451        320,308
  Income taxes payable (note 7).............................       138,979        199,557        270,915
  Deferred revenue..........................................       163,419        350,439        354,475
  Current installments of capitalized leases (note 8).......        15,436         21,848         22,359
  Payable to GST USA (note 12)..............................            --        183,176      2,293,480
                                                                -----------    -----------    -----------
      Total current liabilities.............................     2,205,358      3,273,271      4,425,376
Capitalized leases, less current installments (note 8)......        84,501         58,221         56,868
Deferred compensation (note 9)..............................       151,364        157,819        157,819
Deferred tax liabilities (note 9)...........................     1,106,280        985,508        985,508
                                                                -----------    -----------    -----------
      Total long-term liabilities...........................     1,342,145      1,201,548      1,200,195
                                                                -----------    -----------    -----------
Commitments and contingencies (notes 8, 9, 10 and 11)
Stockholder's equity:
  Common stock, no par value. Authorized 10,000,000 shares;
    issued and outstanding 6,113,712 shares in 1995 and
    1996....................................................     8,854,937      9,244,847      9,742,298
  Retained earnings.........................................       771,497        965,255      1,673,289
  Unrealized appreciation (depreciation) on marketable
    securities (note 2).....................................         3,605           (171)            --
                                                                -----------    -----------    -----------
      Total stockholder's equity............................     9,630,039     10,209,931     11,415,587
                                                                -----------    -----------    -----------
                                                                $13,177,542    $14,684,750    $17,041,158
                                                                ===========    ===========    ===========


                See accompanying notes to financial statements.

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)

                              STATEMENTS OF INCOME


                                                                                     THREE MONTHS ENDED
                                              YEARS ENDED SEPTEMBER 30,                 DECEMBER 31,
                                       ---------------------------------------     -----------------------
                                         1994           1995           1996          1995          1996
                                       ---------     ----------     ----------     ---------     ---------
                                                                                         (UNAUDITED)
Revenues:
  Product sales....................    $5,478,957    $7,604,071     $9,929,702     $1,968,877    $4,779,805
  Network carrier sales............           --      2,781,761      3,783,445       354,780     1,609,819
  Wins (note 1b)...................           --      1,097,950      2,571,731       496,000            --
                                       ---------     -----------    -----------    -----------   -----------
      Total revenues...............    5,478,957     11,483,782     16,284,878     2,819,657     6,389,624
                                       ---------     -----------    -----------    -----------   -----------
Cost of goods sold (notes 1a and
  5):
  Products.........................    1,844,965      2,645,646      3,941,529       713,427     1,730,325
  Network carrier usage............           --      2,731,295      3,381,716       311,239     1,557,859
  Wins (note 1b)...................           --        786,699      2,571,731       496,000            --
  Amortization of acquired
    intangibles....................      184,869        442,734        362,428        90,607        90,607
                                       ---------     -----------    -----------    -----------   -----------
      Total cost of goods sold.....    2,029,834      6,606,374     10,257,404     1,611,273     3,378,791
                                       ---------     -----------    -----------    -----------   -----------
      Gross profit.................    3,449,123      4,877,408      6,027,474     1,208,384     3,010,833
Operating expenses (notes 1a and
  5):
  Research and development.........      676,465      1,183,422      1,352,138       295,291       423,611
  Selling and marketing............      457,373        924,542        953,486       206,785       356,617
  General and administrative.......    1,352,796      2,152,898      3,024,361       578,575       835,846
  Amortization of acquired
    intangibles....................      257,176        519,780        573,058       143,000       143,265
                                       ---------     -----------    -----------    -----------   -----------
      Total operating expenses.....    2,743,810      4,780,642      5,903,043     1,223,651     1,759,339
                                       ---------     -----------    -----------    -----------   -----------
      Income (loss) from
         operations................      705,313         96,766        124,431       (15,267)    1,251,494
                                       ---------     -----------    -----------    -----------   -----------
Other income (expense):
  Interest income..................       88,118        155,949        127,043        28,402        25,973
  Interest expense.................      (23,998)        (1,514)       (14,202)       (7,760)       (1,901)
  Miscellaneous income.............       16,886         34,635         34,670            60           983
                                       ---------     -----------    -----------    -----------   -----------
      Total other income...........       81,006        189,070        147,511        20,702        25,055
                                       ---------     -----------    -----------    -----------   -----------
Income before income taxes.........      786,319        285,836        271,942         5,435     1,276,549
Income taxes (note 7)..............      293,428        205,517         78,184         1,000       568,515
                                       ---------     -----------    -----------    -----------   -----------
Net income.........................    $ 492,891     $   80,319     $  193,758     $   4,435     $ 708,034
                                       =========     ===========    ===========    ===========   ===========
Net income per share...............    $    0.08     $     0.01     $     0.03     $    0.00     $    0.12
                                       =========     ===========    ===========    ===========   ===========
Weighted average shares
  outstanding......................    5,998,205      6,113,712      6,113,712     6,113,712     6,113,712
                                       =========     ===========    ===========    ===========   ===========


                See accompanying notes to financial statements.

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                 YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

         AND THREE MONTHS ENDED DECEMBER 31, 1995 AND 1996 (UNAUDITED)



                                                                                    UNREALIZED
                                                                                   APPRECIATION
                                                COMMON STOCK                            ON
                                            ---------------------     RETAINED      MARKETABLE
                                             SHARES      AMOUNT       EARNINGS      SECURITIES       TOTAL
                                            --------    ---------    ----------    ------------    ----------
Balances at September 30, 1993...........   5,773,712   $5,895,869   $  198,287            --      $6,094,156
Stock issued, net of expenses............    340,000      381,703            --            --         381,703
Net income...............................         --           --       492,891                       492,891
                                            ---------   ----------      -------        ------      ----------
Balances at September 30, 1994...........   6,113,712   6,277,572       691,178            --       6,968,750
Capital contribution by parent company
  (note 1g)..............................         --      414,981            --            --         414,981
Addition to capital arising from push
  down accounting........................         --    2,162,384            --            --       2,162,384
Net increase in unrealized appreciation
  on marketable securities, net of tax
  effect.................................         --           --            --      $  3,605           3,605
Net income...............................         --           --        80,319                        80,319
                                            ---------   ----------      -------        ------      ----------
Balances at September 30, 1995...........   6,113,712   8,854,937       771,497         3,605       9,630,039
Capital contribution by parent company
  (note 1g)..............................         --      389,910            --            --         389,910
Net decrease in unrealized appreciation
  on marketable securities, net of tax
  effect.................................         --           --            --        (3,776)         (3,776)
Net income...............................         --           --       193,758                       193,758
                                            ---------   ----------      -------        ------      ----------
Balances at September 30, 1996...........   6,113,712   $9,244,847   $  965,255      $   (171)     $10,209,931
Capital contribution by parent company
  (note 1g)..............................         --      497,451            --            --         497,451
Net increase in unrealized appreciation
  on marketable securities...............         --           --            --           171             171
Net income...............................         --           --       708,034            --         708,034
                                            ---------   ----------      -------        ------      ----------
Balances at December 31, 1996
  (unaudited)............................         --    $9,742,298   $1,673,289            --      $11,415,587
                                            =========   ==========      =======        ======      ==========


                See accompanying notes to financial statements.

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)

                            STATEMENTS OF CASH FLOWS


                                                                                        THREE MONTHS
                                                                                            ENDED
                                                 YEARS ENDED SEPTEMBER 30,              DECEMBER 31,
                                            ------------------------------------   -----------------------
                                               1994         1995         1996         1995         1996
                                            ----------   ----------   ----------   ----------   ----------
)                                                                                               (UNAUDITED
Cash flows from operating activities:
  Net income............................... $  492,891   $   80,319   $  193,758   $    4,435   $  708,034
  Adjustments to reconcile net income to
    net cash provided by (used in)
    operating activities:
    Depreciation and amortization..........    519,790    1,212,039    1,165,885      275,872      322,022
    Provision for loss on accounts and
      notes receivable.....................     62,879      229,342      942,785       56,908      217,553
    Gain on sale of marketable securities
      and equipment........................     (5,617)     (34,635)      (4,399)          --           --
    Capital contribution by parent
      company..............................         --      414,981      389,910           --      497,451
    Deferred taxes.........................   (128,304)    (271,762)    (374,127)      10,382      (10,382)
    Decrease (increase) in operating
      assets:
      Trade accounts and notes
         receivable........................ (1,294,218)  (2,266,741)  (1,980,342)    (130,789)  (2,717,441)
      Inventories..........................   (214,220)      19,873   (2,019,310)    (214,312)    (205,053)
      Prepaid expenses.....................     (9,545)     (94,484)      89,441       47,029     (201,480)
      Other assets.........................       (219)    (227,882)      58,360      (14,633)      33,787
    Increase (decrease) in operating
      liabilities:
      Accounts payable.....................     92,733    1,210,516      888,670     (441,089)  (1,087,961)
      Accrued expenses.....................     42,508      148,411       45,287      (22,742)      53,857
      Income taxes payable.................    174,532     (208,468)      60,578       15,228       71,358
      Deferred revenue and deferred
         compensation......................     (3,273)     180,844      193,475      (33,287)       4,036
      Payable to GST USA...................         --           --      243,176           --    2,110,304
                                            ----------   ----------   ----------   ----------   ----------
         Net cash provided by (used in)
           operating activities............   (270,063)     392,353     (106,853)    (446,998)    (203,915)
                                            ----------   ----------   ----------   ----------   ----------
Cash flows from investing activities:
  Purchase of property and equipment.......   (242,115)    (326,796)    (304,614)     (29,618)     (62,718)
  Proceeds from sale of equipment..........        820       34,635           --           --           --
  Proceeds from sale of marketable
    securities.............................         --           --      596,836      193,984      250,171
  Purchase of marketable securities........   (837,811)          --           --           --           --
  Capitalization of software development costs..         --   (162,025)   (419,154)   (165,847)   (124,944)
  Cash included in transfer of Wins to
    parent (note 1)........................         --           --     (173,718)    (173,718)          --
                                            ----------   ----------   ----------   ----------   ----------
         Net cash provided by (used in)
           investing activities............ (1,079,106)    (454,186)    (300,650)    (175,199)      62,509
                                            ----------   ----------   ----------   ----------   ----------
Cash flows from financing activities:
  Proceeds from payment of note receivable
    from issuance of common stock..........  2,250,000           --           --           --           --
  Principal payments of long-term debt.....   (150,000)          --           --           --           --
  Proceeds from issuance of long-term
    debt...................................     82,700           --           --           --           --
  Principal payments on capital lease
    obligations............................         --       (2,271)     (19,868)        (325)        (842)
                                            ----------   ----------   ----------   ----------   ----------
         Net cash provided by (used in)
           financing activities............  2,141,006       (2,271)     (19,868)        (325)        (842)
                                            ----------   ----------   ----------   ----------   ----------
Net (decrease) increase in cash............    833,531      (64,104)    (427,371)    (622,522)    (142,248)
Cash at beginning of year..................    352,303    1,185,834    1,121,730    1,121,730      694,359
                                            ----------   ----------   ----------   ----------   ----------
Cash at end of year........................ $1,185,834   $1,121,730   $  694,359   $  499,208   $  552,111
                                            ==========   ==========   ==========   ==========   ==========

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)

                      STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                                        THREE MONTHS
                                                                                            ENDED
                                                 YEARS ENDED SEPTEMBER 30,              DECEMBER 31,
                                            ------------------------------------   -----------------------
                                               1994         1995         1996         1995         1996
                                            ----------   ----------   ----------   ----------   ----------
                                                                                         (UNAUDITED)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid during the year for interest..... $   23,998   $    1,145   $   17,707   $    2,047   $    1,902
Cash paid during the year for income
  taxes....................................    252,821      263,735           --           --           --
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES
Disposition of fully depreciated asset..... $       --   $       --   $  132,270   $  132,270   $       --
Repossession of equipment in settlement of
  accounts and notes receivable............         --      128,936       45,000           --           --
Property purchased under capitalized
  leases...................................         --      102,208           --           --           --
Conversion of convertible debenture to
  equity...................................    320,000           --           --           --           --
Transfer of inventory to property, plant,
  and equipment............................     35,399           --           --           --           --
Increase in property, plant, and equipment
  due to sales return......................    117,987           --           --           --           --
Intangibles capitalized a result of push
  down.....................................         --    2,162,384           --
Disposition of equipment...................         --           --       47,366       47,366           --
Sale of equipment to Wins on note
  receivable...............................         --           --       60,000           --           --
SUPPLEMENTAL DISCLOSURE OF THE ASSETS AND
  LIABILITIES TRANSFERRED TO GST (NOTE 1 B)
Cash.......................................         --           --   $ (173,718)  $ (173,718)  $       --
Trade accounts receivable..................         --           --      (68,705)     (68,705)          --
Prepaid expenses...........................         --           --         (751)        (751)          --
Property and equipment, net................         --           --      (46,020)     (46,020)          --
Other assets...............................         --           --      (14,036)     (14,036)          --
Accounts payable...........................         --           --      150,898      150,898           --
Accrued expenses...........................         --           --      152,332      152,332           --


                See accompanying notes to financial statements.

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)

                         NOTES TO FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1994, 1995 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) ORGANIZATION AND DESCRIPTION OF BUSINESS

     NACT Telecommunications, Inc. (the "Company") designs, develops and manufactures advanced telecommunications switching platforms with integrated applications software and network telemanagement capabilities.


     From September 1993 through September 30, 1994, GST USA, Inc. ("GST USA") acquired approximately an 80% interest in the common stock of the Company. This acquisition was accomplished through a series of purchases of newly issued shares and the shares of principal stockholders of the Company. In September 1993, the Company received a total of $2,528,306, net of expenses, for the issuance of 3,340,000 newly issued common shares. GST USA also purchased 1,551,219 shares of Common Stock from the Company's principal stockholders. During the year ended September 30, 1995, GST USA acquired the remaining outstanding shares from stockholders of the Company. As a result of these transactions, the Company is a wholly owned subsidiary of GST USA.


     GST USA accounted for the acquisition using the purchase method of accounting. The excess of the purchase price over the fair value of the assets acquired totalled $6,912,322 and was assigned by GST USA as product support contracts, software development costs and goodwill. This amount is included in the accompanying balance sheet as intangible assets with related amortization recorded in cost of goods sold and other operating expenses in their respective fiscal years. Amortization of the intangible amounts discussed above decreased income from operations by $442,045, $962,514 and $935,486 for the years ending September 30, 1994, 1995 and 1996, respectively.

  (B) WASATCH INTERNATIONAL NETWORK SERVICES

     The 1995 financial statements include the accounts of the Company and its wholly-owned subsidiary Wasatch International Network Services, Inc. ("Wins"), which commenced operations in fiscal 1995 and had total assets, revenues, and net loss of $316,455, $1,097,950 and $2,361, respectively, as of and for the year ended September 30, 1995. All significant intercompany transactions and balances have been eliminated in consolidation. On October 1, 1995, the Company transferred ownership and operations of Wins to GST USA in the form of a dividend at historical cost. From October 1, 1995 through September 30, 1996, the Company provided carrier services to GST USA for the Wins operation for which it received $2,571,731. GST USA began providing its own carrier services for Wins on October 1, 1996.

 (C)  INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out) or market. Inventories consisted of the following:


                                                           SEPTEMBER 30,
                                                       ----------------------     DECEMBER 31,
                                                         1995         1996            1996
                                                       --------     ---------     ------------
                                                                                  (UNAUDITED)
Raw materials......................................    $316,940     $ 377,734      $  417,160
Work-in-process....................................      70,149       346,273         354,112
Finished goods.....................................          --       317,392         400,180
Refurbished inventory held for sale (See also Note
  11)..............................................          --     1,365,000       1,440,000
                                                       --------     ----------     ----------
                                                       $387,089     $2,406,399     $2,611,452
                                                       ========     ==========     ==========

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1994, 1995 AND 1996


     Refurbished inventory is stated at the estimated selling price less refurbishing costs, selling costs and a normal profit margin. Management periodically reviews the selling price of this inventory and will record adjustments to the carrying value, if any, in the period in which they occur. See Note 11.



  (D) NOTES RECEIVABLE



     Notes receivable are recorded at cost, less the related allowance for impaired notes receivable. Management, considering current information and events regarding the borrower's ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Cash receipts on impaired notes receivable are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income thereafter.



  (E) PROPERTY AND EQUIPMENT


     Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. Depreciation is based upon the estimated useful lives of individual classes of assets. The estimated useful lives of the individual assets are as follows:

            Furniture and fixtures.................................     7-10 years
            Computer equipment.....................................      3-7 years
            Application platform and test equipment................      3-7 years


  (F) SOFTWARE DEVELOPMENT COSTS


     Software development costs are capitalized upon the establishment of technological feasibility of the product. Capitalization is discontinued when the product is available for general release to customers. During 1995 and 1996, the Company capitalized $162,025 and $419,154, respectively of software development costs. No costs were capitalized in 1994.


  (G) REVENUE RECOGNITION AND DEFERRED REVENUE


     Revenue from product sales is recognized upon shipment of product. Revenue from network carrier sales is recognized as the related service is provided. Deferred revenue consists of warranty payments billed or received in advance and deposits related to future product sales. Warranty payments are amortized over the period of the warranty agreement which is typically one year.


  (H) INCOME TAXES


     The Company is a member of a controlled group which has elected for federal income tax purposes to file a consolidated tax return with GST USA for the years ending September 30, 1995 and 1996. In accordance with the tax sharing arrangement with GST USA, the Company records income tax expense as if the Company filed a tax return on a separate company basis using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1994, 1995 AND 1996

apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. GST USA agreed to make a capital contribution to the Company in an amount that approximates the Company's current federal income tax expense for 1995 and 1996 in lieu of an intercompany payment for such taxes.


  (I) NET INCOME PER SHARE


     Net income per share is based on the weighted average number of common shares and common share equivalents resulting from stock options outstanding during the period.


  (J) FAIR VALUE DISCLOSURE


     At September 30, 1995 and 1996, the book value of the Company's financial instruments approximates fair value.


  (K) USE OF ESTIMATES


     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.


  (L) INTERIM FINANCIAL INFORMATION



     The financial information at December 31, 1996 and for the three month periods ended December 31, 1995 and 1996 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results of the December 31, 1996 period are not necessarily indicative of the results for the entire year ending September 30, 1997.


(2) MARKETABLE SECURITIES

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("Statement 115") at October 1, 1994. Adoption of Statement 115 did not have a material effect on the financial statements. Under Statement 115, the Company classifies all of its marketable equity securities as available-for-sale which are recorded at fair market value. Unrealized holding gains and losses are excluded from earnings and are reported, net of tax, as a separate component of stockholder's equity until realized. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. Dividend income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for securities sold.

     The Company's investment portfolio is comprised of U.S. Treasury securities. The amortized cost of these securities at September 30, 1995, was $840,667 with gross realized gains of $6,484 and gross unrealized losses of $938. The amortized cost at September 30, 1996, was $250,273 with gross unrealized losses of $273.

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1994, 1995 AND 1996


(3) NOTES RECEIVABLE



     Notes receivable at September 30, 1995 and 1996 include amounts due from product sales of approximately $758,000 and $1,047,500, respectively. Interest rates on the notes range from 9% to 14% with lives ranging from six months to five years. Notes receivable at September 30, 1996 also include a note from Overseas Telecom as discussed in Note 11. The recorded investment in notes receivable for which an impairment has been recognized and the related allowance for doubtful accounts at December 31, 1995 and 1996 were $168,451 and $928,210, and $40,000 and $310,000, respectively. The activity in the allowance for doubtful accounts for impaired notes receivable is as follows:



                                                       YEAR ENDED SEPTEMBER 30,     THREE MONTHS
                                                                                       ENDED
                                                       -------------------------    DECEMBER 31,
                                                       1994    1995       1996          1996
                                                       ----   -------   --------    ------------
Allowance for doubtful accounts at beginning of
  year................................................  --         --   $ 40,000      $310,000
Additions to bad debt expense.........................  --     40,000    270,000        63,000
                                                       ----
                                                        --
                                                        --
                                                              --------  --------      --------
Allowance for doubtful accounts at end of year........  --    $40,000   $310,000      $373,000
                                                       ----
                                                        --
                                                        --
                                                              --------  --------      --------



(4) PROPERTY AND EQUIPMENT


     Property and equipment are as follows:

                                                                           SEPTEMBER 30,
                                                                      -----------------------
                                                                        1995          1996
                                                                      ---------     ---------
    Furniture and equipment.......................................    $ 168,838     $ 212,525
    Computer equipment............................................      386,729       440,827
    Switch and testing equipment..................................      535,367       492,052
                                                                      ----------    ----------
                                                                      1,090,934     1,145,404
    Less accumulated depreciation and amortization................      382,286       427,600
                                                                      ----------    ----------
                                                                      $ 708,648     $ 717,804
                                                                      ==========    ==========


(5) INTANGIBLES


     Intangible assets are summarized as follows:

                                                             SEPTEMBER 30,
                                                        -----------------------     AMORTIZATION
                                                          1995          1996           PERIOD
                                                        ---------     ---------     ------------
    Goodwill........................................    $2,863,766    $2,863,766     20 years
    Software development costs......................    2,064,405     2,483,559      3-5 years
    Product support contracts.......................    2,146,176     2,146,176       5 years
                                                        ----------    ----------
                                                        7,074,347     7,493,501
    Less amortization...............................    1,439,322     2,418,135
                                                        ----------    ----------
                                                        $5,635,025    $5,075,366
                                                        ==========    ==========

     On an ongoing basis, management reviews the valuation and amortization of intangible assets to determine possible impairment by comparing the carrying value of the asset to its undiscounted estimated future cash flows.

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1994, 1995 AND 1996

     Amortization expense relating to these assets was $442,045, $962,514 and $978,813 for 1994, 1995 and 1996, respectively. Of these amounts, $184,869,
$442,734, and $405,755 for 1994, 1995 and 1996, respectively, was recorded as a component of cost of goods sold.


(6) STOCK OPTIONS


     In January 1994, the Company adopted an incentive stock option plan. Under the plan, 200,000 shares of common stock were reserved for granting of options to key employees and other persons to purchase shares of the Company's common stock. Incentive stock options were granted at their fair market value at the date of the grant. The period for the exercise of each option was determined by the plan committee, but the plan requires that the option period could not exceed five years from the date of grant.


     There were 77,500 stock options granted during 1994, with an exercise price of $2.00 per share, all of which were outstanding at September 30, 1994. During 1995, the Company's incentive stock option plan was terminated, and the outstanding stock options were converted into options in the option program of GST Telecommunications, Inc., the parent of GST USA. See Note 14.



(7) INCOME TAXES


     Income tax expense consists of:

                                                            CURRENT      DEFERRED       TOTAL
                                                            --------     ---------     --------
Year ended September 30, 1994:
  U.S. federal..........................................    $360,960     $(110,299)    $250,661
  State.................................................      59,841       (17,074)      42,767
                                                            --------     ---------     --------
                                                            $420,801     $(127,373)    $293,428
                                                            ========     =========     ========
Year ended September 30, 1995:
  U.S. federal..........................................    $414,981     $(237,014)    $177,967
  State.................................................      64,239       (36,689)      27,550
                                                            --------     ---------     --------
                                                            $479,220     $(273,703)    $205,517
                                                            ========     =========     ========
Year ended September 30, 1996:
  U.S. federal..........................................    $389,910     $(322,207)    $ 67,703
  State.................................................      60,358       (49,877)      10,481
                                                            --------     ---------     --------
                                                            $450,268     $(372,084)    $ 78,184
                                                            ========     =========     ========

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1994, 1995 AND 1996

     Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:


                                                                  YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
Computed "expected" tax expense..........................    $267,348     $ 97,184     $ 92,460
Increase (reduction) in income taxes resulting from:
  Amortization of goodwill...............................      20,757       48,899       48,899
  State and local income taxes, net of federal income tax
     benefit.............................................      28,226       18,183        2,297
  Research and experimentation credit....................     (42,200)          --           --
  Meals and entertainment................................       1,938        4,060        3,631
  Adjustment of tax provision to actual..................      17,359       36,214      (70,040)
  Other, net.............................................          --          977          937
                                                             --------     --------     --------
                                                             $293,428     $205,517     $ 78,184
                                                             ========     ========     ========


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1995 and 1996, are presented below:

                                                                        1995          1996
                                                                     ----------     ---------
Net current deferred tax assets:
  Accounts receivable principally due to allowance for doubtful
     accounts....................................................    $   58,341     $ 152,930
  Unearned product warranty......................................        55,386        47,074
  Accrued vacation payable.......................................        35,390        37,327
  Unearned sales deposits........................................         5,595        83,640
  Inventory principally due to uniform capitalization and
     reserves....................................................        10,382        97,478
                                                                     -----------    ---------
       Total gross deferred tax assets...........................       165,094       418,449
                                                                     -----------    ---------
Net long-term deferred tax liabilities:
  Deferred compensation..........................................        56,459        58,866
  Plant and equipment, principally due to differences in
     depreciation and capitalized interest.......................       (48,804)      (87,588)
  Capitalized software...........................................       (60,435)     (200,619)
  Push-down intangibles..........................................    (1,051,559)     (756,269)
  Unrealized (gain) loss on investments..........................        (1,941)          102
                                                                     -----------    ---------
       Total gross deferred tax liabilities......................    (1,106,280)     (985,508)
                                                                     -----------    ---------
       Net deferred tax liability................................    $ (941,186)    $(567,059)
                                                                     ===========    =========

     Management believes that existing taxable temporary differences will more likely than not reverse within the applicable carryforward periods to allow future realization of existing deferred tax assets.

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1994, 1995 AND 1996


(8) LEASES


     The Company entered into various capital leases for certain equipment that expire at various dates during the next four years. At September 30, 1996, the gross amount of equipment and related accumulated amortization recorded under capital leases are as follows:

            Equipment...............................................    $106,691
            Less accumulated amortization...........................      23,544
                                                                        --------
                                                                        $ 83,147
                                                                        ========

     The Company also has noncancelable operating leases, primarily for facilities, that expire over the next year. These leases generally require the Company to pay all executory costs such as maintenance and insurance. Rental expense was $82,994, $116,944 and $100,299 for the years ended September 30, 1994, 1995 and 1996, respectively.

     Future minimum capital lease payments as of September 30, 1996 are:

            Year ending September 30:
              1997...................................................    $28,702
              1998...................................................     24,304
              1999...................................................     26,665
              2000...................................................     15,058
              2001...................................................         --
                                                                         -------
                   Total minimum lease payments......................     94,729
            Less amount representing interest (at rates ranging from
              8.9% to 9.8%)..........................................     14,660
                                                                         -------
                   Net minimum lease payments........................     80,069
            Less current installments of obligations under capital
              leases.................................................     21,848
                                                                         -------
                   Obligations under capital leases, excluding
                      current installments...........................    $58,221
                                                                         =======


(9) PROFIT SHARING PLANS AND DEFERRED COMPENSATION TRUST


     The Company sponsors a defined contribution 401(k) plan (the "Plan") for employees who have completed one year of service and attained the age of 21. Participants may defer up to 15% of eligible compensation. The Company, at its discretion, may match 50% of participant contributions up to 7.5% of participant compensation. Employer contributions made to the Plan were $32,577, $51,863 and $59,881 for the years ended September 30, 1994, 1995 and 1996, respectively.

     Through September 30, 1996, the Company provided a discretionary profit sharing program for full time employees who had completed one full year of employment. Under the plan, 10% of the increase in profits based on the Company's previous highest retained earnings balance were allocated among employees determined on length of employment and salary level at the discretion of the Board of Directors. Contributions to the program were $105,181, $171,483 and $132,450 for the years ended September 30, 1994, 1995 and 1996, respectively. The program was terminated on September 30, 1996.

     The Company has entered into a Deferred Compensation Trust Agreement (the "Trust") with the Chairman of the Company whereby the Company funded the trust in the amount of $144,000. The

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1994, 1995 AND 1996

principal and related interest thereon are payable to the Chairman based on a defined payment schedule. The Company, at its sole discretion, may at any time make additional contributions to the Trust. The Trust is subject to claims of the Company's creditors in the event of the Company's insolvency.


(10) MAJOR CUSTOMERS, CONCENTRATION OF CREDIT RISK AND NETWORK CARRIER SALES



     Sales to individual customers exceeding 10% of total revenues and total trade accounts and notes receivables as of and for the years ended September 30, 1994, 1995 and 1996, were as follows:



                                                                           PERCENTAGE OF TOTAL
                                                                                 REVENUES
                                                                          ----------------------
                               CUSTOMER                                   1994     1995     1996
----------------------------------------------------------------------    ----     ----     ----
Caribbean Telephone & Telegraph, Inc..................................     12%      16%      --
Intertoll Communications Network Corp.................................     --        8       12%
Overseas Telecom......................................................      4        7       13



                                                                           PERCENTAGE OF TOTAL
                                                                            ACCOUNTS AND NOTES
                                                                               RECEIVABLES
                                                                          ----------------------
                               CUSTOMER                                   1994     1995     1996
----------------------------------------------------------------------    ----     ----     ----
Caribbean Telephone & Telegraph, Inc..................................     25%       7%      --
Intertoll Communications Network Corp.................................     --        7        6%
Overseas Telecom......................................................     --        7       22


     The Company's customers consist of business entities geographically dispersed throughout the United States. The Company maintains a security interest in the telecommunications systems it sells until the related account balances are paid in full. Management provides an allowance for doubtful accounts and notes based on current customer information and historical statistics.

     The Company had deposits with financial institutions in excess of the federally insured amount of $100,000 in the amount of $1,068,364 and $467,737 for the years ended September 30, 1995 and 1996, respectively.

     Network carrier sales originating from countries outside the United States aggregated $736,669 and $2,104,399 for the years ended September 30, 1995 and 1996, respectively. These sales are payable in US dollars.


     The Company has sold carrier services to Overseas Telecom ("Overseas") since 1994. Overseas is located in Brazil and provides international call back/reorigination services to companies and individuals primarily in Brazil and Czechoslovakia. During the year ended September 30, 1996, Overseas became delinquent on certain of its payments. Subsequent to year-end, Overseas entered into a note receivable agreement which provides for repayment of the non-current outstanding amount (approximately $0.93 million at September 30, 1996) bearing interest at 12%. The terms of this agreement provide for payments in the amount of 6% of Overseas' monthly gross revenue. Additionally, 25% of its monthly net income, with a minimum payment in the amount of $2,500, will also be allocated to repayment of this note. The note is secured by Overseas' accounts receivable, customer list and certain assets. Management has established an allowance of $310,000 to provide for possible future losses relating to this note based on currently available information.

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1994, 1995 AND 1996


(11) COMMITMENTS AND CONTINGENCIES


     At September 30, 1996, the Company was contingently liable under repurchase agreements for a maximum of $1,035,032 to Zions Credit Corporation ("Zions"). Zions provides lease financing to the Company's customers on a recourse basis. The Company has established a $1,000,000 line of credit with Zions in fiscal 1996 to provide funding for payment of these leases, if required and a $200,000 revolving bank line of credit. No balances were outstanding under these lines of credit at September 30, 1996.


     On August 24, 1995, Aerotel, Ltd. and Aerotel U.S.A., Inc., (collectively, "Aerotel") filed a patent infringement suit against the Company alleging that telephone systems manufactured and sold by the Company incorporating prepaid calling features infringe upon a patent which was issued to Aerotel in November 1987. The complaint further alleges defamation and unfair competition by the Company and seeks various damages. Aerotel seeks injunctive relief, damages in an unspecified amount, damages of up to three times the damages found for willful infringement of its patent and an order requiring the Company to publish a written apology to Aerotel. The Company has filed an Answer and Counterclaim denying patent infringement, defamation or unfair competition and seeking judgment that the Aerotel patent is invalid and that Aerotel has misused its patent in violation of antitrust laws. Based on information currently available, management is of the opinion that there will be no material impact of the Company's financial position, results of operations or liquidity as a result of this suit. Accordingly, no provision for loss has been provided in the accompanying financial statements. An unfavorable decision could have a material adverse effect on the business, financial condition and results of operations of the Company.



     For a specified period of time subsequent to the release of its new STX application platform, the Company allowed customers meeting certain criteria to purchase the STX pursuant to a trade-in program. Under this program, customers were granted a credit on the sales price of the STX purchase in exchange for a prior model of the Company's application platform. At September 30, 1996, refurbished inventory included 32 application platforms received under this program which the Company was in the process of servicing and selling. Customers had the right to purchase up to 11 STX systems under this program at September 30, 1996. The Company recorded inventory at an average cost of approximately $42,000. Deposits totaling $385,000 had been received prior to September 30, 1996 from customers wishing to participate in the program.


     GST Realco, Inc. ("GST Realco"), a subsidiary of GST USA, has entered into a construction contract pursuant to which a 40,000 square foot office building is currently being built for the Company in Provo, Utah. It is anticipated that after the construction has been completed (currently estimated to be no later than June 1997), the Company will move its entire operations to such facility. The Company is in the process of securing permanent financing for the purchase of the land and the building from GST Realco.


(12) RELATED PARTY TRANSACTIONS


     During the years ended September 30, 1995 and 1996, GST USA borrowed $500,000 and $250,000, respectively, from the Company on short-term notes bearing interest at 11 percent. The notes were repaid by year-end. The Company recorded interest income of $9,823 and $2,602 relating to these notes during the years ended September 30, 1995 and 1996, respectively.


     Also during the year ended September 30, 1996, the Company sold $356,000 of application platform switching products and $2,571,731 of wholesale carrier usage to GST USA and purchased $361,000 of wholesale carrier usage from GST USA. For the three months ended December 31, 1996, the Company purchased $1,422,343 of wholesale carrier usage from GST USA.

                         NACT TELECOMMUNICATIONS, INC.
                     (A WHOLLY OWNED SUBSIDIARY OF GST USA)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1994, 1995 AND 1996

     Since April 1, 1996, the Company's Chairman of the Board was compensated by GST USA for services rendered to GST USA and its subsidiaries, which arrangement is expected to continue through June 1997.


(13) ACCOUNTING STANDARDS ISSUED NOT YET ADOPTED


     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (FASB 123). The Company is required to adopt the provisions of this statement in Fiscal 1996. This statement encourages all entities to adopt a fair value based method of accounting for employee stock options or similar equity instruments. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic-value method of accounting prescribed by APB opinion No. 25, Accounting for Stock Issued to Employees (APB
25). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in this statement had been applied. It is currently anticipated that the Company will continue to account for employee stock options or similar equity instruments in accordance with APB 25 and provide the disclosures required by FASB 123.


(14) SUBSEQUENT EVENTS



     In November 1996, the Company adopted the 1996 Stock Option Plan ("1996 Plan") which was approved by the Board of Directors and GST USA . The Company has reserved 1,250,000 shares for issuance under the 1996 Plan, of which options to purchase 850,000 shares of Common Stock at an exercise price of $9.35 per share were granted. The Company may grant incentive stock options and nonqualified stock options to employees, officers, directors, independent contractors, and consultants. The Board of Directors or the Compensation Committee thereof determines which eligible individuals are granted options, terms of the options, exercise price, number of shares subject to the option, vesting and exercisability.


     The Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public.

------------------------------------------------------------
------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    6
Use of Proceeds............................   15
Dividend Policy............................   15
Capitalization.............................   16
Dilution...................................   17
Selected Financial Data....................   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   20
Business...................................   29
Management.................................   43
Ownership of Common Shares of GST by
  Directors and Officers of the Company....   49
Certain Transactions.......................   50
Principal and Selling Stockholder..........   51
Description of Capital Stock...............   51
Shares Eligible for Future Sale............   52
Underwriting...............................   54
Legal Matters..............................   55
Experts....................................   56
Additional Information.....................   56
Glossary of Terms..........................   57
Index to Financial Statements..............  F-1


                            ------------------------

     UNTIL                , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------------
------------------------------------------------------------

------------------------------------------------------------
------------------------------------------------------------
                                3,000,000 SHARES

                                   NACT LOGO

                         NACT TELECOMMUNICATIONS, INC.


                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                               HAMBRECHT & QUIST

                             MONTGOMERY SECURITIES
                                            , 1997

------------------------------------------------------------
------------------------------------------------------------

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses (other than underwriting discounts and commissions) which will be paid by the Registrant in connection with the issuance and distribution of the securities being registered. With the exception of the SEC registration fee and the NASD filing fee, all amounts shown are estimates.


    SEC registration fee....................................................  $ 12,545.46
    NASD filing fee.........................................................     4,640.00
    Nasdaq listing expenses.................................................    25,000.00
    Blue Sky fees and expenses (including legal and filing fees)............     3,300.00
    Printing expenses (other than stock certificates).......................    67,000.00
    Printing and engraving of stock certificates............................     2,300.00
    Transfer and Registrar fees and expenses................................     1,000.00
    Accounting fees and expenses............................................   125,000.00
    Legal fees and expenses (other than Blue Sky)...........................   150,000.00
    Miscellaneous expenses..................................................    39,214.54
                                                                                    -----
              Total.........................................................  $430,000.00
                                                                                    =====



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     As permitted by the Delaware General Corporation Law (the "Delaware Law"), the Company's Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the directors' duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derives any improper personal benefit. In addition, the Company's Bylaws provide that any director or officer who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to the Company will be indemnified to the fullest extent permitted by the Delaware Law.

     The Company believes that the indemnification of its directors and officers will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

     The Company intends to enter into indemnification agreements with each of its directors and executive officers pursuant to which the Company will agree to indemnify each of them against expenses and losses incurred for claims brought against them by reason of their being a director or executive director of the Company. In addition, the Company's directors and executive officers are covered by GST's directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Registrant did not sell any of its securities without registration under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


EXHIBIT
NUMBER
------
  1.1    --    Form of Underwriting Agreement by and among the Company, GST USA, Inc.,
               Hambrecht & Quist Incorporated and Montgomery Securities.
  3.1    --    Certificate of Incorporation of the Company.*
  3.2    --    By-laws of the Company.*
  4.1    --    Specimen Certificate of the Company's Common Stock.*
  4.2    --    Form of 1996 Stock Option Plan.
  5.1    --    Opinion of Olshan Grundman Frome & Rosenzweig LLP.**
 10.1    --    Form of Employment Agreement dated as of October 1, 1996, by and between the
               Company and A. Lindsay Wallace.*
 10.2    --    Form of Employment Agreement dated as of October 1, 1996, by and between the
               Company and Eric F. Gurr.*
 10.3    --    Form of Employment Agreement dated as of October 1, 1996, by and between the
               Company and Gary Brown.*
 10.4    --    Form of Employment Agreement dated as of October 1, 1996, by and between the
               Company and Geoffrey Shupe.*
 10.5    --    Revolving Line of Credit Agreement dated February 6, 1996, by and between the
               Company and Zions Bank.
 10.6    --    Form of Recourse Lease Financing Agreement between the Company and Zions Credit
               Corporation.
 10.7    --    Lease Agreement dated October 20, 1994, by and between the Company and Busch-
               Provo, LTD.
 10.8    --    Lease Extension Agreement dated May 15, 1996, by and between the Company and
               Busch-Provo, LTD.
 10.9    --    Capital Lease Agreement dated May 8, 1995, by and between the Company and Zions
               Credit Corporation.
 10.10   --    Promissory Note dated November 25, 1996 of Overseas and MC International.
 23.1    --    Consent of Olshan Grundman Frome & Rosenzweig LLP (contained in Exhibit 5.1).**
 23.2    --    Consent of KPMG Peat Marwick LLP.*
 23.3    --    Consent of Squire & Co.*
 23.4    --    Consent of Ronald S. Eliason.
 24.1    --    Power of Attorney (included on the signature page to this Registration
               Statement).
 27.1    --    Financial Data Schedule.*


---------------


* Filed herewith.



** To be filed by amendment.


     (b) Financial Statement Schedules

        Independent Auditors' Reports

        II -- Valuation and Qualifying Accounts.

        All other schedules are omitted as not being required or the information required therein is included in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (1) that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undesigned Registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orem, State of Utah, on the 17th day of January, 1997.


                                          NACT TELECOMMUNICATIONS, INC.


                                          By: /s/     A. LINDSAY WALLACE


                                            ------------------------------------
                                            A. Lindsay Wallace
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the date indicated.



              SIGNATURE                               TITLE                         DATE
-------------------------------------  -----------------------------------    -----------------

/s/ A. LINDSAY WALLACE                 President, Chief Executive Officer      January 17, 1997
-------------------------------------  and Director (principal executive
A. Lindsay Wallace                     officer)
*                                      Chief Financial Officer, Treasurer      January 17, 1997
-------------------------------------  and Secretary (principal financial
Eric F. Gurr                           and accounting officer)

*                                      Director                                January 17, 1997
-------------------------------------
W. Gordon Blankstein

*                                      Director                                January 17, 1997
-------------------------------------
Stephen Irwin

*                                      Director                                January 17, 1997
-------------------------------------
Robert L. Olson

*                                      Director                                January 17, 1997
-------------------------------------
Clifford V. Sander

*By: /s/ A. LINDSAY WALLACE
     --------------------------------
     A. Lindsay Wallace
     Attorney-in-fact

                                 EXHIBIT INDEX



                                          SEQUENTIALLY
EXHIBIT                                     NUMBERED
NUMBER  DESCRIPTION                                  PAGE
------  ---- -----------------------------------------------------------------------
  1.1   --   Form of Underwriting Agreement by and among the Company, GST USA, Inc.,
             Hambrecht & Quist Incorporated and Montgomery Securities
  3.1   --   Certificate of Incorporation of the Company*
  3.2   --   By-laws of the Company*
  4.1   --   Specimen Certificate of the Company's Common Stock*
  4.2   --   Form of 1996 Stock Option Plan
  5.1   --   Opinion of Olshan Grundman Frome & Rosenzweig LLP**
 10.1   --   Form of Employment Agreement dated as of October 1, 1996, by and between the Company and A. Lindsay Wallace*
 10.2   --   Form of Employment Agreement dated as of October 1, 1996, by and between the Company and Eric F. Gurr*
 10.3   --   Form of Employment Agreement dated as of October 1, 1996, by and between the Company and Gary Brown*
 10.4   --   Form of Employment Agreement dated as of October 1, 1996, by and between the Company and Geoffrey Shupe*
 10.5   --   Revolving Line of Credit Agreement dated February 6, 1996, by and between the Company and Zions Bank
 10.6   --   Form of Recourse Lease Financing Agreement between the Company and
             Zions Credit Corporation
 10.7   --   Lease Agreement dated October 20, 1994, by and between the Company and
             Busch-Provo, LTD.
 10.8   --   Lease Extension Agreement dated May 15, 1996, by and between the
             Company and Busch-Provo, LTD.
 10.9   --   Capital Lease Agreement dated May 8, 1995, by and between the Company and Zions Credit Corporation
 10.10  --   Promissory Note dated November 25, 1996 of Overseas and MC
             International
 23.1   --   Consent of Olshan Grundman Frome & Rosenzweig LLP (contained in Exhibit
             5.1)**
 23.2   --   Consent of KPMG Peat Marwick LLP*
 23.3   --   Consent of Squire & Co.*
 23.4   --   Consent of Ronald S. Eliason
 24.1   --   Power of Attorney (included on the signature page to this Registration
             Statement)
 27.1   --   Financial Data Schedule*


---------------


* Filed herewith.



** To be filed by amendment.



     (b) Financial Statement Schedules



        Independent Auditors' Reports



        II -- Valuation and Qualifying Accounts.